UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Russell Investment Management Company

Russell ETF Trust

Russell Financial Services, Inc.

1301 Second Avenue

18th Floor

Seattle, WA 98101

File No. 812-13669

Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Elliot Cohen

Associate General Counsel

Russell Investment Management Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

With a copy to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

Page 1 of 193 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on November 15, 2010

I.	INTRODUCTION

A.	Summary of Application

In this third amended and restated application (the “Application”), Russell Investment Management Company (“RIMCo”), Russell ETF Trust (“Trust”) and Russell Financial Services, Inc. (“RFS” and together with RIMCo and the Trust, the “Applicants”), apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”).

Applicants request that the Order requested herein also apply to the series of the Trust described herein and identified in Exhibit C (“Initial Funds”) as well as to any other future series of the Trust or other registered open-end investment company or series thereof, advised by RIMCo or an entity controlling, controlled by, or under common control with RIMCo (“Adviser”), that operate in accordance with the terms and conditions stated in this Application (“Future Funds”). Any Future Funds will (a) be advised by the Adviser and (b) comply with the terms and conditions of this Application. The Initial Funds and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds.” The requested Order would permit, among other things:

•

The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value per Share (as defined below) (“NAV”);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•

Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A); and

•	The Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds or Actively-Managed Funds2 (such registered management investment companies

[1]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).
[2]

The term “Actively-Managed Funds” as used in this Application refers to exchange-traded funds that utilize active management investment strategies, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds.

are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Actively-Managed Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Actively-Managed Funds, and any principal underwriter for the Funds or Actively-Managed Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell such shares beyond the limitations in Section 12(d)(1)(B), and (ii) under Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund or Actively-Managed Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Actively-Managed Funds are affiliated persons, or affiliated persons of affiliated persons (“Fund of Funds Relief”). “Fund of Funds” does not include the Funds or Actively-Managed Funds.

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Funds and Future Funds; (2) Actively-Managed Funds; (3) any principal underwriter for the Funds or Actively-Managed Funds and any Brokers selling Shares of a Fund or shares of an Actively-Managed Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Actively-Managed fund regarding the terms of such Fund of Funds’ investment (“FOF Participation Agreement”).3 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and

[3]

Any Actively-Managed Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in the Fund, or Actively-Managed Fund, as the case may be, and not in any other investment company.

Each Investment Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20(A) of the Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each a “Fund of Funds Sub-Adviser”). Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

Frank Russell Company d/b/a Russell Investments (“Russell” or the “Index Provider”) has created certain institutional benchmark indexes (the “Russell Indexes”), as described below, which may serve as benchmark indexes to be tracked by the Funds.4

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Fund of Funds may rely on the Order only to invest in Funds and Actively-Managed Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[4]	The Funds may also utilize securities indexes other than the Russell Indexes (i.e., securities indexes provided by unaffiliated persons).

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Applicants seek relief to permit a Fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating exchange-traded funds (“ETFs”).5

[5]	See In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28723 (May 11, 2009) (notice) and IC Rel. No. 28752 (June 1, 2009) (order); In the Matter of IndexIQ ETF Trust, et al. IC Rel. No. 28638 (Feb. 27, 2009) (notice) and IC Rel. No. 28653 (Mar. 20, 2009); In the Matter of WisdomTree Investments Inc., et al., IC Rel. No. 27324 (May 18, 2006) (notice) and IC Rel. No. 27391 (Jun. 12, 2006) (order) (“WisdomTree”); In the Matter of Fidelity Commonwealth Trust, et al., IC Rel. No. 26166 (Aug. 22, 2003) (notice) and IC Rel. No. 26178 (Sept. 12, 2003) (order) (“Fidelity”); In the Matter of PowerShares Exchange-Traded Fund Trust, et al., IC Rel. No. 25961 (Mar. 4, 2003) (notice) and IC Rel. No. 25985 (Mar. 28, 2003) (order) (“PowerShares”); In the Matter of Rydex ETF Trust et al., IC Rel. No. 25948 (Feb. 27, 2003) (notice) and IC Rel. No. 25970 (Mar. 25, 2003) (order) (“Rydex ETF”); In the Matter of UBS Global Asset Management (US) Inc. and Fresco Index Shares Funds, IC Rel. No. 25738 (Sept.18, 2002) (notice) and IC Rel. No. 25767 (Oct. 11, 2002) (order) (“Fresco”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., IC Rel. No. 25409 (Feb. 5, 2002) (notice) and IC Rel. No. 25451 (Mar. 4, 2002) (order) (“Nuveen”); In the Matter of Vanguard Index Funds, et al., IC Rel. No. 24680 (Oct. 6, 2000) (notice) and IC Rel. No. 24789 (Dec. 12, 2000) (order) (“VIPERS”); In the Matter State Street Bank and Trust Company, et al., IC Rel. No. 24631 (Sept.1, 2000) (notice) and IC Rel. No. 24666 (Sept. 25, 2000) (order) and In the Matter of the Select Sector SPDR Trust, et al., IC Rel No. 23492 (Oct. 20, 1998) (notice) and IC Rel. No. 23534 (Nov. 13, 1998) (order) (“Select Sector SPDRs”); In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24394 (Apr. 17, 2000) (notice) and IC Rel. No. 24451 (May 12, 2000) (order) and In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24393 (Apr. 17, 2000) (notice) and IC Rel. No 24452 (May 12, 2000) (order) (“iShares”); In the Matter of The Foreign Fund, Inc., et al., IC Rel. No. 21737 (Feb. 6, 1996) (notice) and IC Rel. No. 21803 (Mar. 5, 1996) (order) (“WEBS”); and In the Matter of CountryBaskets Index Fund. Inc. et al., IC Rel. No. 21736 (Feb. 6, 1996) (notice) and IC Rel. No. 21802 (Mar. 5, 1996) (order) and (“CountryBaskets Order”). Each of the above sought relief pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), and Rule 22c-1, and pursuant to Section 6(c) and Section 17(b) of the Act from the provisions of Section 17(a). PIMCO and IndexIQ also sought relief pursuant to Section 6(c) of the Act from the provisions of Sections 22(d) and 22(e), and pursuant to Section 12(d)(1)(J) of the Act from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B). VIPERS did not seek relief from Section 5(a)(1) of the Act. The Fresco, Nuveen, WEBS, iShares and CountryBaskets Applications sought relief from Section 22(e) of the Act. The Fidelity, PowerShares, Rydex, Fresco and VIPERS Applications each sought relief under Section 24(d) of the Act. See also, In the Matter of BLDRS Index Funds Trust, et al., IC Rel. No. 25772 (Oct. 17, 2002) (notice) and IC Rel. No. 25797 (Nov. 8, 2002) (order) (“BLDRS”); In the Matter of MidCap SPDR Trust, Series 1, IC Rel. No. 20797 (Dec. 23,1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order) (“MidCap”); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) (“Diamonds”); In the Matter of the Nasdaq 100 Trust, et al., IC Rel. No. 23668 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order) (“Nasdaq-100 Trust”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. 17809 (Oct. 19, 1990) (order) (“SuperTrust”), granting exemptions under Section 6(c) from Sections 4(2), 22(c) and Rule 22c-1 thereunder, and 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving the exchange of shares of Capital Market Fund, Inc. for units of beneficial interest (“SuperUnits”) of the SuperTrust, each separable at the option of the holder into two complimentary components of interest (“SuperShares”).

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts. Each Fund will hold certain equity and/or fixed income securities (“Portfolio Securities”) selected to correspond generally to the performance of a specified index consisting of equity and/or fixed income securities (individually, an “Underlying Index” or “Index” and collectively, the “Underlying Indexes”). For purposes of this Application, references to Funds include the Initial Funds (as described below) and Future Funds. Certain of the Underlying Indexes will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Index”). Other Indexes will be comprised of foreign equity and/or fixed income securities or a combination of domestic and foreign equity and/or fixed income securities (“Foreign Indexes”).

The initial funds (the “Initial Funds”) are organized as separate series of the Trust. The Trust is registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission in respect of the Initial Funds it intends to offer.6 The Initial Funds will track an Index of selected equity securities; Future Funds may track Domestic or Foreign Indexes. Funds which track Domestic Indexes are referred to as “Domestic Funds” and Funds which track Foreign Indexes are referred to as “Foreign Funds.”

[6]	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”).

Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) to be specified in the Fund’s prospectus (“Prospectus”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., 50,000 Shares) and such fixed number will be set forth in the Prospectus for each such Fund. Applicants expect that the initial price per Share of each Fund will fall in the range of $20 to $600.7 Accordingly, Applicants expect that the initial price of a Creation Unit will be between $1,000,000 (assuming the lowest price of $20 per Share) and $30,000,000 (assuming the highest price of $600 per share). Applicants have not yet established the initial value per Share for the Initial Funds.

The Trust, on behalf of the Initial Funds, has submitted an application to list the Shares of the Initial Funds on the NYSE Arca. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a specialist and maintain a market on the Exchange for Shares trading on the Exchange (the “Exchange Specialist”). If NASDAQ is the listing Exchange, one or more member firms of NASDAQ will act as a market maker (“Market Maker”) and maintain a market on NASDAQ for Fund Shares trading on NASDAQ.8

[7]	Applicants believe that a conventional trading range will be between $20-$600 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price; the Prospectus for each such Fund will disclose these items.
[8]	If Fund Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Fund Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Fund Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Fund Shares, as described below.

Shares will not be individually redeemable; only Fund Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded. Applicants intend that the NAV of the Fund Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the Underlying Index. “In-kind” purchases and redemptions will be made only in Creation Units.

B.	The Trust and the Initial and Future Funds

The Trust, which is organized as a Massachusetts business trust, is an open-end management investment company. The Initial Funds are separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933 (the “Securities Act”), as amended. The Initial Funds will consist largely of some or all of the component securities (the “Component Securities”) of an Underlying Index.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies whose activities are overseen by a Board.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “index-based exchange-traded fund,” “ETF,” “index-based ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares. In addition, each Fund’s Prospectus and advertising material will prominently disclose, as applicable, that the Fund is an “index-based exchange-traded fund” or “index-based ETF.”

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.	The Adviser and Sub-Advisers

RIMCo will be the investment adviser to each of the Initial Funds and will, in each case, possess full discretionary investment authority with respect to the Initial Funds or discrete portions of Initial Funds that includes the ability to appoint sub-advisers to the Initial Funds. RIMCo is a Washington corporation, with its principal office located at 1301 Second Avenue, 18th Floor, Seattle, WA 98101. RIMCo is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). Any investment adviser to Future Funds will be registered as an investment adviser under Section 203 of the Advisers Act.

The Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).9 Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”).

D.	RFS

RFS, a Washington corporation, is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority

[9]

The Adviser has filed a separate application with the Commission for “manager of managers” relief to permit the Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

(“FINRA”). RFS is a wholly owned subsidiary of the Adviser, and as such, each of the Adviser and RFS is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. RFS or an unaffiliated registered broker-dealer will serve as the principal underwriter and distributor of the Funds (the “Distributor”).10 The Distributor will distribute shares on an agency basis.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, and Securities Lending Agent will be disclosed, as required by Form N-1A, in the Fund’s Prospectus and/or statement of additional information (“SAI”) for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of the Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

[10]	Applicants note that the Trust has entered in an agreement with ALPS Distributors, Inc., a Colorado corporation, (“ALPS”) pursuant to which ALPS may distribute certain funds.

F.	The Index Provider

Russell is a leader in constructing and maintaining equity security indices. Russell is a Washington corporation which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company. The Adviser is a wholly owned subsidiary of Russell, and as such, Russell and the Adviser are each an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. The Russell Indexes are constructed to provide a comprehensive and unbiased barometer of the market cap segment they represent. All of the Russell Indexes are reconstituted periodically, but not less frequently than annually, to ensure new and growing equities are reflected. Over the past 25 years, Russell’s innovative methodology has helped the Russell Indexes become the benchmarks most used by institutional investors. Currently, institutional investment professionals responsible for over $4.3 trillion in assets use Russell Indexes to guide their portfolios. Russell Indexes represent over 98% of the investable universe worldwide. Russell Indexes are objective, comprehensive, and built according to transparent rules. Industries and sectors are represented by a wide variety of securities, rather than samples found in other indexes. Russell Indexes are rigorously maintained. Rules dictate additions to the indexes every quarter, ensuring constant coverage. Member stocks are not selected by a committee. Russell allows the market to decide what stocks are included, based on capitalization, so the Russell Indexes remain relevant no matter how market activity changes.

G.	The Calculation Agent

Russell, or certain of its subsidiaries other than the Adviser, will be the calculation agent (the “Calculation Agent”) for each of the Underlying Indexes. The Calculation Agent is responsible for maintaining each Underlying Index as described below. The Calculation Agent is an “affiliated person” as defined in Section 2(a)(3) of the Act, of the Funds, the Adviser, the Index Provider and RFS.

H.	Indexes and Calculation Agent

a.	Description of the Indexes

Each Fund seeks to invest in a portfolio of securities that substantially replicate11 a particular benchmark index, subject to the requirements discussed below in “Implementation of Investment Strategy.”12

The Underlying Indexes are developed by Russell based on its own proprietary model employing its intellectual property and industry expertise. In establishing each Underlying Index, the Index Provider has developed a set of clearly defined inclusion/exclusion criteria for determining when a security should be included or excluded from an Underlying Index. This proprietary, rules-based methodology which is used to determine the composition of each Index, and the policies and procedures to be followed by the Calculation Agent in maintaining each Index, is described in the index composition methodology (the “Index Composition Methodology” or “Methodology”) (the Index Composition Methodology for the Underlying Indexes for the Initial Funds is attached hereto as Exhibit D). The Calculation Agent has sole responsibility and authority for maintaining each Underlying Index and determining, in accordance with this

[11]	Certain of the Initial Funds utilize a representative sampling strategy.
[12]	The Adviser may make the Underlying Indexes available to Client Accounts and offer its services as investment adviser to these Client Accounts. These Client Accounts, like the Funds, would seek to track the performance of one or more Underlying Indexes by investing in the constituent securities of such Index(es) or a representative sample of such securities. To the extent prohibited by Section 17(a), and consistent with the relief requested from Section 17(a) of the Act herein, the Client Accounts will not engage in Creation Unit transactions with a Fund. The Index Provider may license the Underlying Indexes to third parties.

clearly defined criteria, which securities are to be added or removed from an Underlying Index. Each Underlying Index is compiled, maintained and calculated without regard to the Adviser, the Sub-Adviser, or the Distributor. The Calculation Agent has no obligation to take the specific needs of the Adviser, Sub-Adviser or Distributor into account in the determination and calculation of the Underlying Index. Each Underlying Index will be “transparent,” that is, the Index Composition Methodology and the composition of each Index will be freely available to the public, any change to the composition of an Index will be made pursuant to the Index Composition Methodology and any changes to the Index Composition Methodology or Index constituents will also be freely available to the public well in advance of implementation.

The Calculation Agent will implement the Index Composition Methodology, calculate and maintain the Underlying Indexes, and calculate and disseminate the Index values in accordance with Commission and Exchange requirements. The Calculation Agent will determine the number, type, and weight of securities that will comprise each Index and will perform or cause to be performed all other calculations necessary to determine the proper make-up of the Index, including the reconstitutions for such Index, will be solely responsible for all such Index maintenance, calculation, dissemination and reconstitution activities, and will disseminate Index information through a major market data vendor. Index values on a total return basis will be disseminated on an end-of-day basis through a major market data vendor. Price index values will be calculated by the Calculation Agent or a third party service provider and disseminated every 15 seconds by an exchange so that such Index values are available in the market place. A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends. A “price index value” reflects only price appreciation (or depreciation) of the constituent securities. Information on the Underlying Indexes, including data on the fund holdings or the Underlying Index constituents, will be available on Russell’s Website (the “Website”), as will a description of the Index Composition Methodology. Certain employees of the Index Provider and its affiliates who have responsibility for the Underlying Indexes and Index Composition Methodology, as well as those employees of the Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties (collectively, known as “Index Personnel”), will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Index Composition Methodology. Index Personnel do not, and will not, have any responsibility for management of the Funds or Client Accounts.

Each Fund will be listed on the Exchange. The Exchange will not be affiliated with the Trust, the Funds, the Adviser, the Sub-Adviser or the Distributor. Each Fund is entitled to use its respective Underlying Index pursuant to a licensing agreement between RIMCo and the Index Provider.

Applicants observe that the exchange-traded fund structure and operation is no longer novel. For well over a decade, the Commission has had an opportunity to review the operation of exchange-traded funds to determine that they would not lead to abuses that the Act addresses. As of August, 2010, over 890 of these products were traded on Exchanges.13 In fact, some index-based ETFs are among the most actively traded issues on an Exchange.

[13]	See Investment Company Institute, “Number of Exchange-Traded Funds by Type: August 2010” (October 13, 2010) (available at: http://www.ici.org/research/stats/etf/etfs_08_10).

Applicants submit that during the past decade, the degree of portfolio management used by exchange-traded funds has progressed from the passive strict replication strategies followed by the early UIT products such as the SPDR, DIAMONDS and QQQs, to the sampled and/or optimized portfolio strategies used by the management company products such as CountryBaskets, WEBS, iShares, Select Sector SPDRs and VIPERS and most recently to the enhanced strategies of the PowerShares products.

Applicants believe that the Funds’ investment strategy of tracking the Underlying Indexes fits within the scope of these precedents. Indeed, Applicants submit that, if the Index Provider were not an “affiliated person” of the Trust and its Funds,14 (i) the Funds’ use of the Underlying Indexes would be indistinguishable from the use of existing indexes by other exchange-traded funds currently trading, and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including exchange-traded funds. Applicants further submit that the affiliation of the Index Provider to the Funds no longer presents a novel issue for the Commission as the Commission has already granted a similar order for exchange-traded funds in which the Index Provider was similarly affiliated with the exchange-traded fund’s investment

[14]

The Adviser is an “affiliated person” of the Trust and the Funds pursuant to Section 2(a)(3) of the Act. The Index Provider, as parent of the Adviser, is an affiliated person of the Adviser, and therefore an affiliated person of an affiliated person of the Trust and the Funds.

adviser.15 Applicants submit that the structure of the Funds as described herein are substantially similar to the structure of existing exchange-trade funds, including those described in the IndexIQ Order, WisdomTree Order and HealthShares Order.16 Applicants further submit that the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of exchange-traded funds now trading.

Applicants assert that the Underlying Indexes will be as or more transparent than any index used by existing exchange-traded funds. Like the Russell 1000®, Russell 2000®, and Russell 3000® Indexes, created and owned by Russell, the Underlying Indexes owned by the Index Provider have been created using a clearly defined Index Composition Methodology that will be publicly available. To ensure that its Underlying Indexes are transparent, the Index Provider will publish in the public domain, including on its website, and/or the Funds’ Website, all of the rules that govern inclusion of securities in each of its Underlying Indexes. Applicants believe that this enhanced level of transparency will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider and the Calculation Agent. Like all index providers, the Index Provider reserves the right to modify the Index Composition Methodology in the future. While the Index Provider does not presently contemplate specific changes to the Index Composition Methodology, the Methodology could, for

[15]	See, e.g., In the Matter of IndexIQ ETF Trust, et al. Investment Company Release Nos. No. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order); In the Matter of WisdomTree Investments Inc., et al., Investment Company Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order); In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order), as amended by In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27916 (notice) (July 27, 2007) and 27930 (order) (August 20, 2007).
[16]	Id.

example, be modified to reflect changes in the underlying market tracked by an Index. As an example, the Methodology could be modified to change the capitalization range of companies eligible for inclusion in an Underlying Index. Such changes would not take effect until (1) the Index Provider has given the Calculation Agent reasonable prior written notice of such rule changes and (2) the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect. The Index Provider is solely responsible for the creation and development of the Index Composition Methodology and determining the nature of modifications to the Index Composition Methodology. The policies and procedures (“Firewalls”) discussed below are designed to prevent the Adviser, or any affiliated person of the Adviser or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from the portfolios of any Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Index Composition Methodology and requiring significant advance publication of changes to the Index Composition Methodology, the Trust’s Underlying Indexes will be as or more transparent than any index used by existing exchange-traded funds. For example, certain indexes used by existing exchange-traded funds are “committee-based” not “rules-based”; that is, securities may be added to, or deleted from, such indexes as a result of committee decision. As the criteria used as the basis of the committee’s decision may not be fully disclosed or available to the general public, it may be difficult for market participants to predict which securities will be added to, or deleted from, one of these indexes. Similarly, certain other indexes used by existing exchange-traded funds may use proprietary algorithms or screening processes that are not fully disclosed.

Applicants submit that the Funds will use their Underlying Indexes and operate, function and trade in a manner very similar to the other index-based exchange-traded funds which are currently traded, and that they merit the requested relief.

b.	Component and Weighting Changes to the Indexes

In accordance with the Index Composition Methodology, the Calculation Agent will “screen” at least annually for the new components to be added to (or deleted from) Underlying Indexes pursuant to the Index Composition Methodology. The Calculation Agent will not disclose any information concerning the identity of companies that meet the selection criteria to the Adviser, the Sub-Adviser, the Funds, the Client Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public, the Calculation Agent may disclose such information solely to Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Index Composition Methodology17 and to the Chief Compliance Officer of the Funds, the Adviser and the Sub-Adviser for purposes of such person’s monitoring of compliance with such entities’ Code of Ethics. The Calculation Agent will be expressly prohibited from providing this information to any other employees of the Index Provider, the Adviser, their affiliates or to any Sub-Adviser. Index Personnel: (i)

[17]

For example, the Calculation Agent may provide Index Personnel with information regarding a replacement component security should an existing component security be removed from an Underlying Index for any reason.

will not have any responsibility for the management of the Funds, (ii) will be expressly prohibited from sharing this information with those employees of Adviser or any Sub-Adviser that have responsibility for the management of the Funds or the Client Accounts, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. Applicants note that the identity of the companies that meet the selection criteria will be readily ascertainable by anyone, since the Index Composition Methodology, including the selection criteria, will be freely available. The Calculation Agent will establish the weights for the new components for the Underlying Indexes according to the Index Composition Methodology. The new constituents of the Underlying Indexes will then be announced to the general public after a reconstitution date occurring no more frequently than monthly and at least annually (“Reconstitution Date”) or before the opening of trading on the next Business Day after the Reconstitution Date (a “Business Day” is any day that Funds are open as required under Section 22(e) of the Act). Most Underlying Indexes are reconstituted quarterly or annually. Some Underlying Indexes are reconstituted monthly to allow the Underlying Indexes to more accurately capture the investment exposure they are constructed to create. Monthly reconstitution will allow for a gradual change in constituents and reduce more extreme reconstitution events where many more constituents would change and the value of the Shares could be impacted. Except as specifically noted herein, other than with respect to Index Personnel, neither the Index Provider, the Adviser, any Sub-Adviser or any other person, affiliated or unaffiliated, would be provided with the Underlying Index weightings until this time.

New component securities will typically not be added to an Underlying Index other than on a Reconstitution Date. Component securities may be deleted from an Index on a day other than the Reconstitution Date as a result of either: (i) changes to the Index Composition Methodology or (ii) in limited circumstances such as, but not limited to, tender offers, spin offs, mergers or acquisitions of the issue, delisting or bankruptcy. These deletions will be executed by the Calculation Agent as soon as possible after the event occurs. The “lead time” between the announcement of this deletion action and the action itself will range from one day to a few weeks depending on the nature of the event.

As with existing exchange-traded funds and other index funds, each Fund will make changes to its portfolio holdings in response to an announced change in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Fund to do so. Changes to a Fund’s portfolio holdings could be made: (i) immediately or shortly after a change to its Underlying Index’s constituents is announced, (ii) on or about the date the announced change to such Underlying Index’s constituents is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Fund’s portfolio holdings, the Adviser and Sub-Adviser would consider, among other things, brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Fund’s tracking error against its Underlying Index.

c.	Market Impact of Index Changes.

It is impossible to predict when and how market participants will react to announced changes in the Methodology or securities of the Funds’ Underlying Indexes.

That said, Applicants expect market participants to react to such changes exactly as they would to announced changes in other indices tracked by traditional mutual funds, exchange-traded funds or other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase. Conversely, the announcement that a security has been deleted from a widely followed index or-benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is impossible to predict when and how market participants will react to announced changes in the Index Composition Methodology or securities of the Funds’ Underlying Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV of a Fund. In this respect, Applicants do not believe that the Funds and their Underlying Indexes are any different than existing exchange-traded funds and their underlying indices or benchmarks.

d.	Level of Index Turnover

Applicants expect the level of turnover of the component securities of each Underlying Index generally to be between 5% and 100% per year.18 Applicants do not expect this to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of portfolio securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences. However, certain funds may have higher turnover, as stated in the respective Prospectus and SAI, which may lead to higher transaction costs and may have less favorable tax consequences.

e.	Transparency of Indexes

The Index Provider will describe the basic concept of each Underlying Index and disclose the Index Composition Methodology on the Website. Changes to the Index Composition Methodology will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect. The Index Provider will not provide the Funds with notice of changes to the Index Composition Methodology prior to making such information publicly available. The Index Provider will not provide any employee or director of the Index Provider (other than Index Personnel) or the Adviser or any Sub-Adviser with notice of changes to the Index Composition Methodology prior to making such information publicly available.19

[18]	Applicants expect that the level of turnover of the component securities of certain of the Underlying Indexes may exceed 100% turnover, particularly during periods of heightened market volatility.
[19]	However, in accordance with the Firewall policies and procedures, the Calculation Agent may make such information available to the Funds’ or the Adviser’s Legal or Compliance Department who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Index Provider, Calculation Agent, Trust and the Adviser. The Adviser will adopt policies forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Methodology or the Underlying Indexes or to influence portfolio management decisions.

Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the component securities of each Index in each Index as of the close of the prior Business Day. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the securities in each Fund’s portfolio and each Fund’s per share NAV, last-traded price and midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of NAV calculation time on the prior Business Day.20 The components of the Indexes, as well as each Fund’s portfolio, will also be available through unaffiliated third-party major market data vendors.

The Website will be publicly accessible and free of charge to all investors and will provide a weblink to the web address for every exchange on which the securities of each Index are listed.

Changes to the constituents of each Underlying Index will be disclosed prior to implementation in the Underlying Index by the Calculation Agent or on the Website. Any such Calculation Agent announcements or Website disclosures to the public will be made in such a manner that neither the Index Provider, the Adviser, any Sub-Adviser, any Client Account nor any Fund is notified of actions prior to the general investing public, except as described herein.

[20]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

Applicants believe that the Underlying Indexes will maintain their high level of transparency. All components, additions and deletions from the Underlying Indexes will not only be publicly available, but will also be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of the most transparent indexes currently used by exchange-traded funds, such as the Russell 1000, Russell 2000, and Russell 3000.21 The Index Provider and the Adviser have or will have adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Client Accounts or the administration of the Indexes, as the case may be. Further, the Index Provider and the Adviser have or will have adopted policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including the Index Personnel, from disseminating or using non-public information about pending changes to Index constituents or Methodology, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Underlying Indexes with personnel of the Index Provider that do not have a bona fide need to know, the Adviser or Sub-Adviser responsible for management of the Funds and/or any Client Accounts. The Index Provider, the Adviser and any Sub-Adviser have or will have adopted policies, including Firewalls, that prohibit personnel responsible for the management of the Funds and/or any Client Accounts from sharing any non-public

[21]	See the description of the Russell Index methodology at: http://www.russell.com/ustindexes/usimethodology.asp.

information about the management of the Funds and Client Accounts with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes that do not have a bona fide need to know (i.e., the Index Personnel and the Calculation Agent).

The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser, on behalf of the Funds or Client Accounts, as applicable, and the public at the same time (except as described herein). The personnel responsible for creating and monitoring the Underlying Indexes and for calculating and maintaining the Underlying Indexes, and the personnel responsible for the day-to-day portfolio management of the Funds, are employees of separate organizations. Some of the Index Personnel are employees of the Index Provider. The portfolio managers responsible for day-to-day portfolio management of the Funds and Client Accounts as well as personnel responsible for overseeing their activities are employees of the Adviser or any Sub-Adviser. Employees of the Index Provider and the Adviser, including the Index Personnel and personnel responsible for overseeing the activities of the Sub-Adviser, will not have access to the computer systems used by the Sub-Adviser in connection with portfolio management. Likewise, any Sub-Adviser and any employees responsible for portfolio management will not have any input into the development of the Index Composition Methodology or the calculation of the Underlying Indexes. The Adviser has adopted polices, in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which (i) require any personnel responsible for the portfolio management of a Fund and/or any Client Account to pre-clear all personal securities transactions with a designated employee within the Adviser’s Legal or

Compliance teams, (ii) require Index Personnel to pre-clear all personal securities transactions with a designated employee within Adviser’s Legal or Compliance teams, (iii) require reporting of securities transactions to a designated employee within Adviser’s Legal or Compliance teams and (iv) restrict personal securities transactions in securities of issuers that are defined as “eligible index companies” under the Adviser’s Code. Any Sub-Adviser retained by the Adviser will be required to adopt policies and procedures to monitor and restrict securities trading by certain employees. The Sub-Adviser will also be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Adviser Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Funds or Client Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to Russell, the Adviser, any Sub-Adviser, on behalf of the Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described herein.

The Index Personnel are employees of Russell. The Index Provider personnel responsible for creating and monitoring the Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes, and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Members of the Index Provider will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities and personnel of the Adviser and any Sub-Adviser will not have access to the computer systems used by the Index Provider or Calculation Agent.

Furthermore, Russell has adopted Polices and Procedures which impose restricted list and blackout period requirements on all members of the Index Personnel.22

f.	Public Availability of Information-Relating to the Component Securities of Each Index

All the securities that comprise the Underlying Indexes will be listed on either an Exchange or on a foreign securities exchange. Both the Domestic Indexes and the Foreign Indexes may contain component securities that are listed on a foreign exchange.

A web address exists for every foreign exchange where the foreign component securities trade and “quotations” can be accessed for each of such securities through such web address. In addition, U.S. retail investors with access to the Internet can access “quotations” with respect to these foreign securities through financial websites. Applicants understand that the issuers of all foreign component securities file disclosure documents, such as prospectuses, with their respective regulators.

[22]	Russell has adopted or will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no “Access Person” as defined in rule 17j-1 under the Act (collectively, “Access Person”) may trade in any security on the Restricted List during the Blackout Period, as defined below. Access Persons include: (1) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Funds; (2) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Adviser with respect to its Funds; (3) any employee of the Trusts or the Adviser (or of any company controlling or controlled by or under common control with the Trusts or the Adviser) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of any interest in a private placement or an initial public offering (“Covered Securities”) by the Funds, or whose functions relate to the making of any recommendations with respect to the purchase or sale; and (4) any other natural person controlling, controlled by or under common control with the Trusts or the Adviser who obtains information concerning recommendations made to the Funds with regard to the purchase or sale of Covered Securities by the Funds. The “Restricted List” includes any security that is a Component Security of any Index upon which any Fund or Client Account is based. The “Blackout Period” is a time period which extends 7 calendar days—from the close of trading a full 24 hours before the Fund or Client Account or portfolio manager for such Fund or Client Account receives its rebalance or reconstitution information from the Index Personnel until 3 trading days after such Fund or Client Account or portfolio manager receives its rebalance or reconstitution information from the Index Personnel. For example, if the applicable Fund or Client Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

g.	Use of Indexes by Funds

As discussed above, the Index Provider is an “affiliated person” of the Trust and the Funds. The Index Provider, as owner of the Underlying Indexes and all intellectual property related thereto, intends to license the use of the Underlying Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Funds. Such license will specifically state that the Adviser must provide the use of the Indexes and related intellectual property at no cost to the Trust and the Funds.

I.	Applicability to Initial and Future Funds

The Initial Funds and each Future Fund will be entitled to use its Underlying Index pursuant to a licensing agreement between the Adviser and the Index Provider. Each Fund will invest in Portfolio Securities consisting of some or all of the Component Securities of its Underlying Index, as discussed below.

Certain Underlying Indexes may fail the RIC diversification tests because the weighting of one or more stocks included in such index may exceed the limits imposed by the Code. In such instance, the Adviser or the Sub-Adviser will utilize the representative sampling technique to solve such RIC diversification problems in the manner discussed below.

J.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners (as defined below) of the Funds will have one vote for each of the Shares they own with respect to matters regarding the Funds for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a

limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

K.	Description of the Funds

Each Fund will offer Shares that will be listed on one or more Exchanges. No Fund’s listing Exchange will be affiliated with the Funds, the Adviser, the Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

Index-based ETFs seek to replicate the performance of a particular index. Applicants submit that this Application is substantially similar to previously granted index-based ETF relief.

Each Fund will provide full transparency of its Portfolio Securities. Applicants submit that (a) the Funds will operate, function and trade in the same manner as the index-based ETFs that are currently in the marketplace, and (b) the Funds merit the requested relief.

1.	Investments

The relief requested herein with respect to the Initial Funds is substantially similar to previous orders granted to index-based ETFs.

The Funds may invest in equity securities (“Equity Funds”) and/or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed income securities, all in accordance with their investment objectives and the requirements of the Act and rules promulgated thereunder. As indicated above, Funds that invest in foreign equity and/or fixed income securities are Foreign Funds. Funds and portions of Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds and portions of Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds” (and together with the Global Equity Funds, “Global Funds,” which term includes portions of Funds that invest in foreign and domestic equity and fixed income securities). The Domestic Equity Funds and Domestic Fixed Income Funds together are Domestic Funds, which term includes any portion of a Fund that invests in domestic equity and fixed income securities.

2.	Implementation of Investment Strategy

The investment objective of each Fund will be to provide investment returns that correspond generally to the total return, before fees and expenses, of a specified index. In seeking to achieve the respective investment objective of each Fund, the Adviser or Sub-Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Underlying Index. Each Fund’s Prospectus and/or Summary Prospectus,23 if any, will indicate whether the Fund will follow a replication or a representative sampling strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.

A Fund which uses the representative sampling strategy will hold a basket of the Component Securities of its Index, but it may not hold all of the Component Securities of its Underlying Index. When using a representative sampling strategy, the Adviser or Sub-Adviser attempts to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristic of its Underlying Index. For each Fund, the Adviser or Sub-Adviser subdivides each Underlying Index into small categories of securities with similar features and characteristics.

The use of sampling strategies may prevent a Fund from tracking its Underlying Index with the same degree of accuracy as would a Fund that invested in every Component Security of its Underlying Index. However, Applicants anticipate that, over time, the Adviser or Sub-Adviser will be able to manage the Fund such that the expected tracking error of a Fund using a representative sampling strategy relative to the performance of its Underlying Index will be less than 5%.24 Applicants expect that the

[23]	As defined in Release No. 28584, supra note 6.
[24]

“Tracking error” is a means of evaluating the degree of correlation between the returns of a Fund and its Underlying Index. Applicants expect that the returns of the Funds will have an annual tracking error of less than 5% in absolute return (500 basis points) relative to its Underlying Index. Tracking error means the variation between the Fund’s annual return and the return of its Underlying Index, expressed in terms of standard deviation. This means that the actual percentage variation in a given year between the Fund’s return and the return of its Underlying Index will be less than the tracking error roughly 67% of the time (67% of the time approximates one standard deviation in a normal statistical distribution), and will be less than twice the tracking error, 95% of the time (95% of the time approximates two standard deviations).

returns of a Fund should be highly correlated with the returns of its Underlying Index. Adjustments will be made in the portfolio of each Fund in accordance with the composition of its Underlying Index.

Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds or Global Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities. Each Fund may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index. Any security selected by the Adviser or Sub-Adviser for inclusion in the Fund’s 20% Asset Basket (discussed below) will be selected based on the Adviser’s or Sub-Adviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. With respect to the Initial Funds and any Future Funds, Applicants represent that the Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of the Underlying Index and will have a total return similar to the Underlying Index.

On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Fund’s or its service provider’s website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s in-kind creation and redemption of baskets.

The Adviser and the Sub-Adviser will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Adviser and Sub-Adviser may disclose such information solely to the Chief Compliance Officers of the Funds, the Adviser and the Sub-Advisers for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 under the Act.

3.	Securities in each Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above, a Fund may hold, as part of its 20% Asset Basket,25 securities and other financial instruments not included in its Underlying Index, but which the Adviser or the Sub-Adviser believes will help such Fund track the price and yield performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions

[25]

A Fund’s 20% Asset Basket may be also invested in other investments, such as stock index futures, stock options, options on stock index futures, and swap contracts, in each case related to the Underlying Index and its Component Securities, as well as cash and cash equivalents.

(such as mergers) and other changes in such Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser or the Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

4.	Additional Objectives

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. In addition, each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Funds of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code. Additional investment policies and strategies will be described in the Prospectus for each Fund.

5.	Depositary Receipts

The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.26 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

L.	Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, each Fund’s Board will have overall responsibility for supervision of the Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

M.	Exchange Listing

The Trust will list Shares of the Funds on the NYSE Arca or Other Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange. Shares of the Funds will be traded on the Exchange in a manner similar to WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQs and iShares.

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems

[26]

Depositary Receipts include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”) on Form F-6. ADR trades occur either on a national securities exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to EDRs and GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All EDRs and GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary for any Depositary Receipts held by a Fund.

advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

N.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a Creation Unit) to be specified in the Fund’s Prospectus will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares will be established at a level convenient for trading purposes.

The Funds will have Shares listed on an Exchange. The Funds will comply with the terms and conditions of any order granted pursuant to this Application.

Finally, Applicants have determined that purchases and redemption of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.

1.	Portfolio Turnover

Applicants do not expect portfolio turnover to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of Portfolio Securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences. Certain funds may have higher turnover, as stated in the respective Prospectus and SAI, which may lead to higher transaction costs and may have less favorable tax consequences.

2.	Fund Transparency

The Applicants believe that investors will have a reasonable expectation that all exchange-traded funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. The Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.27

After considering a variety of alternatives, the Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “Pricing Time”).28

Each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Fund and each Fund’s per Share NAV, last-traded

[27]

See Concept Release at 13 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

[28]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

price and the Bid/Ask Price, all as of the prior Business Day’s Pricing Time. The identities and quantities of the Portfolio Securities for each Fund may also be fully available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association29 an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount (as defined below).

The Applicants are highly confident that the full publication of the Fund’s Portfolio Securities will enable Exchange Specialists (as defined below) and market makers to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares. The Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by index-based ETFs in today’s markets. The Applicants believe that the full publication of the Fund’s Portfolio Securities on a daily basis will enable Exchange Specialists and market makers to minimize bid/ask spreads, and that such spreads would fall within the range exhibited by index-based ETFs.

The Adviser and the Sub-Advisers have or will have adopted policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

[29]	The Consolidated Tape Association (CTA) oversees the dissemination of real-time trade and quote information in New York Stock Exchange listed securities.

O.	Sales of Shares

1.	General

The Funds will offer, issue and sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the Pricing Time. The Trust will sell and redeem Creation Units of each Fund only on a Business Day.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.30 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.31

[30]

Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Redemption Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.

[31]

As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.32

The Funds may also permit, in their sole discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Funds reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by a Fund, the Adviser or the Sub-Adviser that such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. Applicants expect this would happen only in limited circumstances.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial

[32]	Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, foreign exchange and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately and will be fully disclosed in the Prospectus and the method of calculating such Transaction Fees will be disclosed in the Prospectus or SAI. Variations in the Transaction Fees may be imposed from time to time, as disclosed in the Prospectus, in accordance with Rule 22d-1 under the Act and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the Adviser or the Sub-Adviser in its sole discretion and depending upon who constructs the Creation Units may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount (as defined below), the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the

Distributor will maintain a record of the instructions given to the Funds to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator or another service provider.

2.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities together with an amount of cash specified by the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the listing Exchange, the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer33 through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Fund, the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units, are empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent Shareholder dilution.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Equity Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect

[33]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (defined below).

purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off Time on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other exchange-traded funds that invest in fixed income securities.34 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur

[34]	See In the Matter of Barclays Global Fund Advisers, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.35 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, in light of the investment objective of such Fund. Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security.36 Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on

[35]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.
[36]

In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,37 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through and “outside”, the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Brokers, including but not limited to the Distributor, of

[37]

A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00pm ET. Once the Brokers receive a notice of an intent to submit an order, the Brokers shall cause the Adviser or the Sub-Adviser (depending upon who constructs the Creation Units) and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Brokers, such Shares will be delivered to the purchaser thereof.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process, calculated in the manner disclosed in the Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Brokers, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (b) arrangements satisfactory to the Fund are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser depending upon who constructs the Creation Units) to reject any order not submitted in proper form.

Once the Fund has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Brokers will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Brokers or the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor or other Brokers if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

P.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor, other Brokers or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the NYSE Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

Q.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Fund. The Fund will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with a possible Cash Redemption Payment), as described below, except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.38

[38]

In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s or Future Funds’ organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust or the Future Funds in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust or Future Funds might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

The Adviser or Sub-Adviser, depending upon who constructs the Creation Units, will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. The Applicants expect that the Deposit Securities and Redemption Securities will generally consist of a pro rata basket of the Fund’s portfolio. The Deposit Securities may differ from the Redemption Securities for temporary periods to effect changes in the Portfolio Securities as a result of changes in the Underlying Index constituents. The differing baskets will be limited to those times when an Underlying Index constituent is changed. The Fund will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Fund. The Fund may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Fund determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Clearing Unit Aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion, and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor or other Brokers on behalf of the Fund by the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor or other Brokers will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund, to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor or other Brokers from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions,39 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

R.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Funds will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will

[39]	Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash. The cash payment option would only affect the redeeming Beneficial Owner because they would be charged an additional Transaction Fee to cover any costs to the Fund to sell securities and realize the cash redemption. It would not impact remaining Shareholders.

have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

S.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. A Fund’s Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

T.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform potential investors of this fact and direct interested investors to contact their brokers to ascertain the availability of such a service through their brokers. The SAI will also caution interested investors that each broker may require investors to adhere to specific procedures and timetables in order to participate in the dividend reinvestment service and such investors should ascertain from their brokers the necessary details. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

U.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Funds will be authorized to implement a plan pursuant to Rule 12b-1 under the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed in the Prospectus.

V.	Shareholder Reports

The Fund will furnish to the DTC Participants for distribution to the Fund’s Beneficial Owners with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. The Funds will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Fund’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

W.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the Website will include, or will include links to, the current Summary Prospectus,40 if any, SAI, and most recent annual and semi-annual reports to shareholders. The Website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price, and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets

[40]	As defined in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open–End Management Investment Companies (Jan. 13, 2009).

held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.41 The Website and information will be publicly available at no charge. In addition, the NAV for each Fund will be calculated and disseminated daily.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily and available for publication by various media of general circulation, including, but not limited to newspapers. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

The performance of an index tracked by a Fund will be calculated and disseminated no less than once each Business Day at the end of the day. The end-of-day values of any Global Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

[41]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

X.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund”, on the other hand. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page; (3) the Prospectus (and Summary Prospectus, if any) will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus (and Summary Prospectus, if any) will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Prospectus (and Summary Prospectus, if any) will clearly disclose that individual Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be provided in the SAI.

Although the Trust is classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, as applicable, each Fund will be marketed as an “index-based exchange-traded fund,” “index-based ETF” or “ETF.” To that end, the designation of Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s Prospectus and advertising material will prominently disclose, as applicable, that the Fund is an “index-based exchange-traded fund,” or “index-based ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the Shares. The Prospectus and SAI for each Fund will disclose that the Initial Funds are index-based exchange-traded funds.

Each Prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the Shares as of a recent date) and will refer the potential investor to the SAI for further information. After a Fund’s Shares have traded for 12 months or more, the Prospectus or SAI and, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares is the Prospectus or Summary Prospectus, if any. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.42 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.

The Prospectus will make clear that Shares may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to broker-dealers, including the Brokers. It will be the responsibility of the Brokers or other broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares who is a customer of such Brokers or other broker-dealers. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

[42]	Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

The Prospectus for each Initial Fund will include a basic description of the index the Initial Fund seeks to track, and the manner in which the value of the index is reported, as well as a description of the actions, if any, that the Initial Fund would take if its rights to use the index are terminated.

Finally, with respect to the proposed Funds of Funds Relief, the FOF Participation Agreement will further require each Fund of Funds that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A) of the Act to disclose in its prospectus that it may invest in Funds and to disclose in “plain English” in its prospectus the unique characteristics of investing in the Funds, including but not limited to the expense structure and any additional expenses of investing in the Funds. A Fund may choose to reject a purchase order at the discretion of the Fund.

Y.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing exchange-traded funds, including index-based ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the Fund’s NAV. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Exchange Specialists, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

The Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for WisdomTree, Fidelity, PowerShares, Rydex, SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI Series, QQQs, Select Sector SPDRs, and iShares. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

The Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.43

The Distributor or its affiliates will act as coordinator in connection with the production and distribution of such materials to the Brokers and other broker-dealers and

[43]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus and/or Summary Prospectus (until such Prospectus and/or Summary Prospectus (if any) is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request. The SAI also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

will generally make known among the broker-dealer community that a current version of such Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor or the Brokers. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.

Z.	Potential Conflicts of Interest

1.	Affiliated Index Provider and Calculation Agent

As indicated above, Applicants assert that the potential conflicts of interest due to the Index Provider and Calculation Agent being affiliated with the Adviser will not have any impact on the operation of the Funds. The Russell Indexes will maintain transparency, the Funds’ portfolios will be transparent and Russell, the Adviser, the Funds and the Calculation Agent have or will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein. Among other things, these policies and procedures are or will be designed to limit or prohibit communication between the Index Provider, the Index Personnel and other employees of Russell.

In conjunction with the Firewalls discussed herein, these restrictions will prevent the Adviser, or any affiliated person of the Adviser, Calculation Agent or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from any Funds that track the Indexes. In addition, Applicants have or will have adopted Firewalls to address potential conflicts of interest.

Applicants do not believe the potential for conflicts of interest raised by the use of the Russell Indexes in connection with the management of the Funds and the Client Accounts is substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the use of the Russell Indexes in connection with the management of the Funds and the Client Accounts is substantially different from the potential for conflicts presented by the side-by-side management of existing ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same advisor. The Index Provider, Calculation Agent and the Adviser have or will have adopted and implemented policies and procedures, including Firewalls that they believe will minimize or eliminate any potential conflicts of interest.

First, the Adviser, the Index Provider and the Calculation Agent will disclose the potential for conflicts to their clients. Second, as discussed further herein, the Index Provider, the Calculation Agent and the Adviser have or will have adopted Firewalls designed to prevent the dissemination and improper use of non-public information about changes to Index constituents and the Index Composition Methodology. In addition, the Adviser and any Sub-Adviser have adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures which are designed to minimize potential conflicts of interest between Funds, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Funds as index products minimizes the potential for conflicts as the investment strategies of each Fund and Client Account will be constrained by its objective to track the performance of its Underlying Index. It is not contemplated that the Adviser or any Sub-Adviser will receive incentive fees for outperforming a Fund’s Underlying Index. In fact, any material outperformance or underperformance would be viewed negatively by investors in the Funds.

Neither the Index Provider, Calculation Agent nor the Adviser are, or will be registered as broker-dealers. Except for the investment management services that the Adviser will provide to the Funds, neither the Index Provider nor the Adviser provides, or will provide, any other advisory services to the Funds.44 An affiliated person of the Index Provider and the Adviser (“Adviser Affiliate”) may be registered as a broker-dealer. Any such Adviser Affiliate will limit its activities related to the Shares to the marketing of Shares on a wholesale basis to other registered broker-dealers and other financial intermediaries.45 An affiliated person of the Adviser is registered as a broker-dealer and, as such, provides broker-dealer services to its clients. As discussed below, subject to the approval of the Funds’ Board, an affiliated person of the Adviser may provide custody, fund accounting and administration, transfer agency, dividend disbursement and

[44]	The Index Provider may provide services to other clients separate and distinct from the services it provides as Index Provider as described herein. For example, the Index Provider may determine in the future to create and license other indexes to unaffiliated persons.
[45]	The Adviser Affiliate will not market Shares to the retail public. The Adviser Affiliate may in the future market private funds or business—development companies offered by the Adviser or its affiliates. The Adviser Affiliate is subject to the same firewalls that apply to the Index Provider and the Adviser that limit or prohibit communication between Index Personnel and the Adviser Affiliate. These firewalls ensure that no employee of the Adviser Affiliate will have access to information concerning the Index or the Methodology prior to their public announcement.

securities lending services to the Funds. The Adviser Affiliate provides substantially identical services to other investment companies. To the extent the Funds transact with any Adviser Affiliate, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Amended Application.

The Calculation Agent will be instructed not to communicate any non-public information about the Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Funds or Client Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to the Index Provider, the Adviser, any Sub-Adviser, on behalf of the Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described herein. The Index Provider personnel responsible for creating and monitoring the Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes, and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management are employees of separate organizations. Also, as discussed above, the Index Provider has adopted or will adopt Policies and Procedures which (i) impose Restricted List and Blackout Period requirements on all members of the Index Personnel. The Adviser also has adopted or will adopt Policies and Procedures which require any personnel responsible for the management of a Fund and any Client Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provided the Trust with the certification required by Rule 17j-1 under the Act.

2.	Unaffiliated Index Provider

The above potential conflicts of interest do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an exchange-traded fund or its investment adviser or any sub-adviser. Therefore, in circumstances where this affiliation is not present, the representations and undertakings designed to prevent such potential conflicts of interest described above should not be applicable.

The term “Unaffiliated Index Funds” as used herein refers to an open-end management investment company for which the Adviser serves as investment adviser, which will operate, function and trade as an exchange-traded fund in substantially the same manner as the Initial Funds, and where no entity that creates, compiles, sponsors, or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Fund, the Adviser, the Distributor, promoter or any sub-adviser to a Fund.

Applicant respectfully submit that the following representations and undertakings do not apply with regard to Unaffiliated Index Funds as well as with respect to any Future Funds which are also Unaffiliated Index Funds:

•	Each Underlying Index will be “transparent,” that is, the Index Composition Methodology and the composition of each Index will be freely available to the public, any change to the composition of an Index will be made pursuant to the Index Composition Methodology and any changes to the Index Composition Methodology or Index constituents will also be freely available to the public well in advance of implementation.

•

To ensure that its Underlying Indexes are transparent, the Index Provider will publish in the public domain, including on its website, and/or the Funds’ Website, all of the rules that govern inclusion of securities in each of its Underlying Indexes. Applicants believe that this enhanced level of transparency will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Like all index providers, the Index Provider reserves the right to modify the Index Composition Methodology in the future. While the Index Provider does not presently contemplate specific changes to the Index Composition Methodology, the Methodology could, for example, be modified to reflect changes in the underlying market tracked by an Index. As an example, the Methodology could be modified to change the capitalization range of companies eligible for inclusion in an Underlying Index. Such changes would not take effect until (1) the Index Provider has given the Calculation Agent reasonable prior written notice of such rule changes and (2) the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

•

The Index Provider will describe the basic concept of each Underlying Index and disclose the Index Composition Methodology on the Website. Changes to the Index Composition Methodology will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

•

The Index Provider and the Adviser have or will have adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Client Accounts or the administration of the Indexes, as the case may be. Further, the Index Provider and the Adviser have or will have adopted policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including the Index Personnel, from disseminating or using non-public information about pending changes to Index constituents or Methodology, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Underlying Indexes with personnel of the Index Provider that do not have a bona fide need to know, the Adviser or Sub-Adviser responsible for management of the Funds and/or any Client Accounts.

•

The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser, on behalf of the Funds or Client Accounts, as applicable, and the public at the same time (except as described herein). The personnel responsible for creating and monitoring the Underlying Indexes and for calculating and maintaining the Underlying Indexes, and the personnel responsible for the day-to-day portfolio management of the Funds, are employees of separate organizations. Some of the Index Personnel are employees of the Index Provider. The portfolio managers responsible for day-to-day portfolio management of the Funds and Client Accounts as well as personnel responsible for overseeing their activities are employees of the Adviser or any Sub-Adviser. Employees of the Index Provider and the Adviser, including the Index Personnel and personnel responsible for overseeing the activities of the Sub-Adviser, will not have access to the computer systems used by the Sub-Adviser in connection with portfolio management. Likewise, any Sub-Adviser and any employees responsible for portfolio management will not have any input into the development of the Index Composition Methodology or the calculation of the Underlying Indexes. The Adviser has adopted polices, in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which (i) require any personnel responsible for the portfolio management of a Fund and/or any Client Account to pre-clear all personal securities transactions with a designated employee within the Adviser’s Legal or Compliance teams, (ii) require Index Personnel to pre-clear all personal securities transactions with a designated employee within Adviser’s Legal or Compliance teams, (iii) require reporting of securities transactions to a designated employee within Adviser’s Legal or Compliance teams and (iv) restrict personal securities transactions in securities of issuers that are defined as “eligible index companies” under the Adviser’s Code. Any Sub-Adviser retained by the Adviser will be required to adopt policies and procedures to monitor and restrict securities trading by certain employees. The Sub-Adviser will also be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Adviser Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

III.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting shares of the Funds to trade on an Exchange at negotiated market prices rather than at NAV; (2) permitting Shares to be redeemable in large aggregations only; (3) permitting the payment or satisfaction of redemptions by Foreign Funds to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances; (4) permitting certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares; (5) permitting Funds of Funds to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A); and (6) permitting the Funds, any principal underwriter for a Fund and any Broker to sell Shares of the Funds to a Fund of Funds beyond the limitation in Section 12(d)(1)(B), as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of… [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”46 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction … are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share.

[46]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with index-based exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Funds

Applicants believe that the structure and operation of the Funds will be very similar to that of the index-based ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with index-based ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Conflict Policies and Procedures and Codes of Ethics of the Adviser and the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index-based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by index-based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to index-based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such index-based ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of index-based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index-based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for index-based ETFs that have been granted an exemptive order by the Commission. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of index-based ETFs. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by index-based ETFs currently trading should be similarly experienced by the Trust and its Funds. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser. Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person. Given that each Initial Fund will be managed to replicate or closely track the total return of its underlying index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are natural candidates for the requested relief. Based on the foregoing, the Applicants respectfully request the relief set forth below.

IV.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and Other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisers Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order and the MSCI iShares Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR

Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.47 The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

[47]	See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus ….

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Exchange Specialists will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from48 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain, or employ a third-party vendor to maintain, the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price

[48]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.49 The proposing release to Rule 22c-2 notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”50

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.51 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to

[49]	See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).
[50]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).
[51]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.

The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.52 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company … or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company … unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)….

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment

[52]	Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

company and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.53

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) … any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) … [the depositor of any] unincorporated investment company not having a board of directors ….

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company ….

[53]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Specialist or Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Exchange Specialist or a Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or an Exchange Specialist or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.54 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund. Under such circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund of Funds may be deemed to violate Section 17(a) of the Act.

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same

[54]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds.

manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, except for the previously mentioned temporary periods where the Redemption and Creation Units differ to reflect changes in the Underlying Index. The Funds may permit only specific Authorized Participants, in specified amounts, to create or redeem on a custom in-kind basket. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved. Shares of the Funds will be sold to the Funds of Funds, and redeemed from the

Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days (fourteen) required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,55 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours56), the elimination of existing holidays or changes in local securities delivery practices,57 could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

[55]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.
[56]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.
[57]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) substantially similar to the relief sought here was obtained by many of the ETFs listed in note 5 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.58

[58]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares, or shares of an Actively-Managed Fund, or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Actively-Managed Fund of its shares, to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.59 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.60 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.61

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e.,

[59]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
[60]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[61]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

funds that primarily invest in other investment companies).62 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).63

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group64, and Fund of Funds’ Sub-Advisory Group65 to control a Fund within the meaning of Section 2(a)(9) of the Act.

[62]	See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[63]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
[64]	For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor.
[65]	A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.66

Conditions B.3, B.4, B.8, B.9 and B.10 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

[66]

For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.5 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee of an Investing Trust (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of the limits contained in Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund67 (2) fund holding companies subject their investors to two layers of advisory fees;68 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

[67]	PPI Report at 319-320.
[68]	Id. at 318.

Under condition B.11, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.11 discussed above, conditions B.6 and B.7 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.6, a Fund of Funds Adviser or a Fund of Funds’ Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser.

Condition B.7 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.69

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.70 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, a Fund of Funds could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the

[69]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
[70]	PPI Report at 321.

potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”71

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

[71]	See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

V.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Exchange Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.	No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.	The website for each Fund, which is and will be publicly accessible at no charge, will contain the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price in relation to the NAV, on a per Share basis, for each Fund.

4.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange traded funds.

B.	Section 12(d)(1) Relief

1.	The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to a Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

5.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.

The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

7.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

8.	Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Fund’s Board, including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.	The Board of a Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an

Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

11.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

RUSSELL INVESTMENT MANAGEMENT COMPANY

Dated: 11/15/10 /s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

RUSSELL FINANCIAL SERVICES, INC.

Dated: 11/15/10 /s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

RUSSELL ETF TRUST

Dated: 11/15/10 /s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RIMCo and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 15th day of November, 2010.

Russell Investment Management Company

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL ETF TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell ETF Trust (“RET”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RET’s Board of Trustees on the 30th day of October, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application or applications for exemptive relief, and any amendments thereto, with such changes as an officer of the Trust or counsel to the Trust may deem necessary or appropriate, that will, if granted, permit, among other things, the creation of certain actively-managed exchange-traded funds and index-based exchange traded funds.

RESOLVED, that the officers of the Trust and counsel to the Trust be, and they are, and each hereby is, authorized to do such further acts and execute such further documents as may be necessary or desirable to effect the purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RET on this 15th day of November, 2010.

Russell ETF Trust

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RFS and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RFS on this 15th day of November, 2010.

Russell Financial Services, Inc.

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Management Company, Russell ETF Trust and Russell Financial Services, Inc. (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT C

Description of Initial Funds and their Indices

RUSSELL ONE WORLD LARGE CAP ETF

Underlying Index: Russell Global Large Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Large Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the large capitalization segment of the Russell Global Index, an index that measures the performance of the most investable stocks in the global equity market. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 3,229 stocks with market capitalizations ranging from $283 billion to $1.6 billion. This represented approximately 86% of the investable global equity market. The largest company in the Index represents 1.13% by weight of the total Index. The Index is reconstituted annually.

RUSSELL ONE WORLD LARGE CAP GROWTH ETF

Underlying Index: Russell Global Large Cap Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Large Cap Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable large capitalization growth segment of the global equity market. The Index is a subset of the Russell Global Large Cap Index which measures the performance of the large capitalization segment of the global equity market. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 2,049 stocks with capitalizations ranging from $283 billion to $1.28 billion. This represented approximately 50.2% of the market value of the Russell Global Large Cap Index. The largest company in the Index represents 2.25% by weight of the total Index. The Index is reconstituted annually.

RUSSELL ONE WORLD LARGE CAP VALUE ETF

Underlying Index: Russell Global Large Cap Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Large Cap Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable large capitalization value segment of the global equity market. The Index is a subset of the Russell Global Large Cap Index which measures the performance of the large capitalization segment of the global equity market. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging market countries.

As of May 31, 2010, the Index consisted of 2,139 stocks—with capitalization ranging from $283 billion to $1.26 billion—and represented approximately 49.8% of the market value of the Russell Global Large Cap Index. The largest company in the Index represents 0.19% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD SMALL CAP ETF

Underlying Index: Russell Global Small Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Small Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the small capitalization segment of the Russell Global Index, an index that measures the performance of the most investable stocks in the global equity market. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 7,148 stocks—with capitalization ranging from $2.3 billion to $112 million—and represented approximately 12% of the investable global equity market. The largest company in the Index represents 0.08% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD SMALL CAP GROWTH ETF

Underlying Index: Russell Global Small Cap Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Small Cap Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable small capitalization growth segment of the global equity market. The Index is a subset of the Russell Global Small Cap Index which measures the performance of the small capitalization segment of the global equity market. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 4,469 stocks—with capitalization ranging from $2.3 billion to $112 million—and represented approximately 50.3% of the market value of the Russell Global Small Cap Index. The largest company in the Index represents 0.16% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD SMALL CAP VALUE ETF

Underlying Index: Russell Global Small Cap Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Small Cap Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable small capitalization value segment of the global equity market. The Index is a subset of the Russell Global Small Cap Index which measures the performance of the small capitalization segment of the global equity market. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging market countries.

As of May 31, 2010, the Index consisted of 4,509 stocks—with capitalization ranging from $2.2 billion to $112 million—and represented approximately 49.7% of the market value of the Russell Global Small Cap Index. The largest company in the Index represents 0.11% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD ALL CAP ETF

Underlying Index: Russell Global Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable stocks in the global equity market and includes both large and small capitalization companies. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 10,377 stocks—with capitalization ranging from $283 billion to $112 million. The largest company in the Index represents 1.02% by weight of the total Index. The largest company in the Index represents 1.02% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD ALL CAP GROWTH ETF

Underlying Index: Russell Global Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund as described below

The Index measures the performance of the most investable growth segment of the global equity market and includes both large and small capitalization companies. The Index is a subset of the Russell Global Index which measures the performance of the most investable stocks in the global equity market and includes both large and small capitalization companies. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 6,516 stocks—with capitalization ranging from $283 billion to $112 million—and represented approximately 50.2% of the market value of the Russell Global Index. The largest company in the Index represents 2.02% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD ALL CAP VALUE ETF

Underlying Index: Russell Global Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable value segment of the global equity market and includes both large and small capitalization companies. The Index is a subset of the Russell Global Index which measures the performance of the most investable stocks in the global equity market and includes both large and small capitalization companies. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 6,648 stocks—with capitalization ranging from $283 billion to $112 million—and represented approximately 49.8% of the market value of the Russell Global Index. The largest company in the Index represents 0.17% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. LARGE CAP ETF

Underlying Index: Russell Global ex-U.S. Large Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Large Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the large capitalization segment of the Russell Global ex-U.S. Index, an index that measures the performance of the most investable stocks in the non-U.S. equity market. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 2,243 stocks—with capitalization ranging from $283 billion to $1.3 billion—and represented approximately 54% of the investable global equity market. The largest company in the Index represents 0.17% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. LARGE CAP GROWTH ETF

Underlying Index: Russell Global ex-U.S. Large Cap Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Large Cap Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable large capitalization growth segment of the non-U.S. equity market. The Index is a subset of the Russell Global ex-U.S. Large Cap Index which measures the performance of the large capitalization segment of the non-U.S. equity market. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 1,415 stocks—with capitalization ranging from $221 billion to $1.3 billion—and represented approximately 50.6% of the market value of the Russell Global ex-U.S. Large Cap Index. The largest company in the Index represents 0.57% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. LARGE CAP VALUE ETF

Underlying Index: Russell Global ex-U.S. Large Cap Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Large Cap Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable large capitalization value segment of the non-U.S. equity market. The Index is a subset of the Russell Global ex-U.S. Large Cap Index which measures the performance of the large capitalization segment of the non-U.S. equity market. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging market countries.

As of May 31, 2010, the Index consisted of 1,469 stocks—with capitalization ranging from $283 billion to $1.3 billion—and represented approximately 49.4% of the market value of the Russell Global ex-U.S. Large Cap Index. The largest company in the Index represents 0.34% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. SMALL CAP ETF

Underlying Index: Russell Global ex-U.S. Small Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Small Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the small capitalization segment of the Russell Global ex-U.S. Index, an index that measures the performance of the most investable stocks in the non-U.S. equity market. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 5,141 stocks—with capitalization ranging from $2.1 billion to $185 million—and represented approximately 8% of the investable global equity market. The largest company in the Index represents 0.04% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. SMALL CAP GROWTH ETF

Underlying Index: Russell Global ex-U.S. Small Cap Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Small Cap Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable small capitalization growth segment of the non-U.S. equity market. The Index is a subset of the Russell Global ex-U.S. Small Cap Index which measures the performance of the small capitalization segment of the non-U.S. equity market. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 3,182 stocks—with capitalization ranging from $2.0 billion to $185 million—and represented approximately 50% of the market value of the Russell Global ex-U.S. Small Cap Index. The largest company in the Index represents 0.07% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. SMALL CAP VALUE ETF

Underlying Index: Russell Global ex-U.S. Small Cap Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Small Cap Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable small capitalization value segment of the non-U.S. equity market. The Index is a subset of the Russell Global ex-U.S. Small Cap Index which measures the performance of the small capitalization segment of the non-U.S. equity market. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging market countries.

As of May 31, 2010, the Index consisted of 3,212 stocks—with capitalization ranging from $2.0 billion to $185 million—and represented approximately 50% of the market value of the Russell Global ex-U.S. Small Cap Index. The largest company in the Index represents 0.07% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. ALL CAP ETF

Underlying Index: Russell Global ex-U.S. Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable stocks in the non-U.S. equity market and includes both large and small capitalization companies. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 7,384 stocks—with capitalization ranging from $283 billion to $185 million—and represented approximately 62% of the investable global equity market. The largest company in the Index represents 0.15% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. ALL CAP GROWTH ETF

Underlying Index: Russell Global ex-U.S. Growth Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Growth Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable growth segment of the non-U.S. equity market and includes both large and small capitalization companies. The Index is a subset of the Russell ex-U.S. Index which measures the performance of the most investable stocks in the non-U.S. equity market and includes both large and small capitalization companies. The Index includes securities with higher price-to-book (P/B) ratios and higher forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 4,597 stocks—with capitalization ranging from $221 billion to $185 million—and represented approximately 50.6% of the market value of the Russell Global ex-U.S. Index. The largest company in the Index represents 0.50% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL ONE WORLD EX-U.S. ALL CAP VALUE ETF

Underlying Index: Russell Global ex-U.S. Value Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Global ex-U.S. Value Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the most investable value segment of the non-U.S. equity market and includes both large and small capitalization companies. The Index is a subset of the Russell Global ex-U.S. Index which measures the performance of the most investable stocks in the non-U.S. equity market and includes both large and small capitalization companies. The Index includes securities with lower price-to-book (P/B) ratios and lower forecasted earnings growth rates. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings, minimum market capitalization and liquidity screens. The Index includes securities of both developed and emerging markets countries.

As of May 31, 2010, the Index consisted of 4,681 stocks—with capitalization ranging from $283 billion to $185 million—and represented approximately 49.4% of the market value of the Russell Global ex-U.S. Index. The largest company in the Index represents 0.30% by weight of the total Index. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL DEVELOPED EX-U.S. LARGE CAP ETF

Underlying Index: Russell Developed ex-U.S. Large Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Developed ex-U.S. Large Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the non-U.S. segment of the Russell Developed Large Cap Index, an index that measures the performance of the most investable large capitalization stocks in the developed global equity market. Macroeconomic and market criteria are used to classify countries as developed versus emerging. Securities are assigned to specific countries based on country of incorporation, country of primary headquarters and country of primary stock exchange. The Index does not include stocks of U.S. companies. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. Investability is determined based on country risk ratings and minimum market capitalization and liquidity trends.

As of May 31, 2010, the Index consisted of 1,384 stocks—with market capitalization ranging from $166 billion to $1.3 billion—and represented approximately 36% of the investable global equity market. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

RUSSELL EMERGING MARKETS LARGE CAP ETF

Underlying Index: Russell Emerging Markets Large Cap Index

The Fund is an index-based exchange-traded fund that seeks investment results that correspond generally to the total return, before fees and expenses, of the Russell Emerging Markets Large Cap Index (the “Index”). RIMCo uses a representative sampling indexing strategy to manage the Fund.

The Index measures the performance of the large capitalization segment of the Russell Emerging Markets Index, an index that measures the performance of the most investable stocks in the emerging global equity market. Macroeconomic and market criteria are used to classify countries as developed versus emerging. Securities are assigned to specific countries based on country of incorporation, country of primary headquarters and country of primary stock exchange. The Index is designed to provide a global perspective on market capitalization such that the designation of a company as large or small capitalization is determined on a global basis rather than by region or individual country. The Index does not include stocks of U.S. companies.

As of May 31, 2010, the Index consisted of 859 stocks—with market capitalization ranging from $283 billion to $1.3 billion—and represented approximately 18% of the investable global equity market. The Index is reconstituted annually based on float-adjusted market capitalization weightings.

EXHIBIT D

OCTOBER 2010
Russell Global Indexes Construction and Methodology

Russell Global Indexes

Construction and Methodology

One Index:

Covers the investable universe. The Russell Global Index identifies companies that make up the top 98% of investable securities worldwide, without the limitations of country or region.

Reflects the global market. Instead of focusing exclusively on developed or emerging markets, Russell focuses on the types of companies global managers actually buy, regardless of country. There is no sampling. The Russell Global Index membership reflects the actual market.

Is modular. Russell ensures that its indexes reflect true broad cap, large cap and small cap market coverage throughout the world. Russell uses consistent break points to determine which companies are large cap and small cap globally. For example, Russell uses the same cut-off point in the United Kingdom as it does in Chile to establish a small cap company’s status.

Is objective, transparent and rules-based. Objectively allows the market to determine the index composition according to clear, published rules. Using methodology similar to that of its industry-leading U.S. Indexes, Russell relies on the market—not on a subjective vote of a selection committee—to determine which companies are included.

Our disciplined approach to index methodology creates benchmarks that help investors make better investment decisions.

Contact Us

Email: index@russell.com

Americas: +1-877-503-6437

APAC: +65-6880-5003

EMEA: +44-0-20-7024-6600

Web: www.russell.com/indexes

Updated sections

This document has been updated since the last published version. Please refer to the list below for the updated sections.

•	Incorporated methodology for the Russell Frontier Index

•	Revised country eligibility requirements for the Russell Global Index (section 2)

SECTION 1

Introduction

The Russell Global Index consists of a complete family of global equity indexes that truly represent the institutionally investable equity market. Rules-based and comprehensive, with objective maintenance rules, the indexes are consistent and reliable indicators of global equity market performance. The Russell Global Index is divisible by region, country, developed/emerging markets, capitalization size, sector, industry and styles to provide fully modular benchmarks representing the diversified opportunity set within each segment. The Russell Global Index family includes 98% of the global equity market cap—approximately 10,000 securities in approximately 50 countries.—and incorporates turnover management rules to balance transition costs and market representation.

The Russell Global Index family includes the Russell 3000® Index as its U.S. component and incorporates the industry-leading features of the Russell U.S. indexes. The global indexes feature Russell’s pioneering float-adjustment weightings and objective maintenance methodology, ensuring consistent and comprehensive market representation as markets change over time. Russell’s unique company-based approach allows for faster inclusion as new stocks (while perhaps not entire stock markets) emerge as part of the institutional opportunity set.

Purpose

•	To offer investors a complete global equity market performance benchmark.

•	To serve as an equity market proxy for asset allocation analysis and decisions.

•	To provide a replicable vehicle for passive investment portfolios.

•	To provide comprehensive retirement plan or investment portfolio benchmarks with fully modular segments, resulting in no gaps or overlaps in equity allocation/analysis.

•	To provide the foundation for trading and risk management tools, such as options and futures.

•	To act as an objective indicator of total market and individual segment performance and characteristics for academic research and financial media.

Available indexes

The Russell Global Index is modular and can be divided into thousands of components by capitalization size, region, sector, industry, styles, etc. Russell’s core regional indexes are listed in Appendix A.

SECTION 2

Defining the total stock universe

Many indexes claim to capture a certain percentage of the equity market, and it is often difficult to evaluate and compare index families on the basis of their claimed coverage percentage. A key step in creating market indexes is defining the total stock universe on which they are based. Russell has always promoted transparency in index construction. Accordingly, the methodology used to generate our 98% capture of the global equity universe is described below.

The Russell Global Index is fundamentally constructed from a company-level perspective. Every publicly traded company around the world that meets minimum size and investability standards is included in the stock universe. Russell uses seven steps to refine the exchange-traded security universe and capture the total institutional universe of securities on which the Russell Global Index is based.

Steps in constructing the Investable Equity Universe and the Russell Global Index

1.	Evaluate security types and distinguish equity securities from all other securities

2.	Assign companies to countries

3.	Evaluate securities by country to remove ineligible security types

4.	Evaluate minimum capitalization size requirements

5.	Evaluate country eligibility based on economic and practical investment environments

6.	Evaluate minimum stock liquidity by using the average daily dollar trading volume (ADDTV), and active trading ratio (ATR)

7.	Capture 98% of the institutionally investable universe

Total universe security type

Russell’s first step in determining index membership is to capture and evaluate all exchange-traded securities in the global marketplace and build the total stock universe. Equity and equity-like securities are included in the Russell global equity universe, with some country-specific nuances. Equity-like securities are those that represent ownership of a company without an obligation for the company to repay invested capital in the form of coupon payments or lump-sum payments throughout the life of the investment. A full list of eligible share classes by country is provided in Appendix C. Depository receipts are used in countries such as Philippines, Thailand, and Russia due to their restrictions on foreign ownership in local shares. The following security types are not eligible for inclusion in Russell global indexes and are therefore excluded from the total stock universe.

Excluded securities

•	Blank check companies

•	Bulletin board and pink sheet stocks (with some global exceptions)

•	Closed-end investment companies

•	Depository receipts (some exceptions apply when primary issue fails liquidity threshold)

•	Exchange Traded Funds (ETFs) and mutual funds

•	Limited liability companies

•	Limited partnerships

•	Trust receipts and royalty trusts

•	Warrants and rights

Universe minimum size requirement

Russell further refines the investable universe by eliminating extremely small equity securities that are inaccessible by institutional investors. The minimum total market capitalization requirement for inclusion in the Russell stock universe is $1,000,000 USD. Note, this $1M threshold applies to the universe of stocks, from which then 98% makes up the index. Historically, the market capitalization of the smallest security in the Russell Global index has been approximately $160 million USD. Total market capitalization is determined by multiplying outstanding shares by market price as of the last trading day in May.

Universe country eligibility

Some countries with sizable stocks do not provide a stable environment for institutional investing and thus are ineligible for inclusion in the Russell global indexes universe. Specifically, those designated as Frontier countries are ineligible for the Russell Global Index. Russell does, however, include frontier countries in the Russell Frontier Index (see appendix J). Russell assesses the adequacy of investability conditions in a country using a group of country risk and trading risk/challenge factors and references, described below.

Country Risk

The following criteria are used to determine country eligibility for the Russell Global Index:

Criteria	Measure	Eligible	Ineligible (Frontier)
Relative income	World Bank Income Category	Upper Middle Income	Lower Middle and Low Income
Country risk score	Economist Intelligence Unit	Score between 40 and 55	Score greater or equal to 55

Sources: World Bank and Economist Intelligence Unit, CIA and IMF.

Trading Risks/Challenges:

The following factors are considered to determine country eligibility for the Russell Global Index:

Criteria	Eligible	Ineligible (Frontier)
Regulatory Infrastructure	Relatively mature	Incomplete
Trading and Custody accounts	Segregated	No Segregation
Effective FOL Communication	Yes	No
Trade Confidentiality	Yes	No
Settlement Periods	Shorter than t+3	Longer
Market Liquidity	Higher	Lower
Pre-Deposit of shares required	No	Yes

Sources: Custodian data and Factset.

A complete list of investable countries with corresponding eligible share types can be found in the appendixes. Russell will monitor these countries and publicly pre-announce changes to their eligibility.

Universe liquidity screen

Prior to capturing 98% of the market, Russell refines the universe of stocks to ensure investability. To be eligible for membership in the Russell Global Index (excluding U.S. securities), stocks must meet minimum size and liquidity requirements. Russell removes securities with inadequate liquidity by evaluating the average daily dollar trading volume (ADDTV) and the active trading ratio (ATR). ADDTV smoothes abnormal trading volumes over short time periods and measures the actual transactions taking place in the market. ATR evaluation provides further refinement, due to the possibility that a few transactions across the year could distort the ADDTV for individual stocks. This two-step liquidity screen provides an accurate representation of the market and its liquidity.

The formulas for calculating ADDTV and ATR are:

ADDTV =	Annual accumulated trading volume in USD
Number of available trading days (open for trading)

ATR =	Number of active trading days (minimum 1 share traded)
Number of available trading days (open for trading)

All securities in investable countries with eligible share types are ranked by ADDTV. At reconstitution, securities with an above-median ADDTV and greater than 50% ATR are eligible for inclusion in the index. U.S. securities are not subject to this liquidity screen.

For reconstitution 2010, the median ADDTV was approximately $80,000 USD, which was equivalent to $20 million USD annual trading volume. This threshold generally corresponds to the bottom 5% cumulative total market capitalization of the initial security universe, in descending order of ADDTV.

Capturing 98% of the eligible universe

Following completion of the minimal universe refinements listed above, Russell assigns stocks to individual countries according to a process described in Section 3, “Assigning Securities to Countries.” The Russell Global Index is composed of the Russell 3000® Index, which captures 98% of the U.S. equity universe; and the largest 98% of the rest of the global equity universe.

Additionally, a number of investable countries are eligible for the Russell Global Index but are not included in the index because either the securities in those markets are too small or too illiquid to be included in the index, or the countries do not reach critical mass (see “Countries without Critical Mass” in Section 4: “Russell Global Index Membership”).

Russell evaluates more than 150 countries at reconstitution each year for potential index eligibility. Index maintenance only applies to countries covered by the Russell Global Index as of the most recent reconstitution.

SECTION 3

Assigning securities to countries

Country assignment within indexes is important because many investment strategies involve underweighting or overweighting particular countries, or passively investing within the countries. Indexes provide the market weighting for the strategic weighting decision and serve as the performance benchmark for evaluating the results. In most cases, country assignment is straightforward. However, some differences and complexities in the global equity environment warrant specific attention and rules. Russell’s fundamental country-assignment rule is described below.

Home-country indicators (HCI)

If a company incorporates in, has a stated headquarters location in, and also trades in the same country, (ADR’s and ADS’s are not eligible), the company is assigned to its country of incorporation. If any of the three criteria do not match, Russell then defines three Home Country Indicators:

Country of incorporation

Country of headquarters

Country of the most liquid exchange as defined by 2-year average daily dollar trading volume (ADDTV)

Using the HCIs, Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches ANY of the HCIs, then the company is assigned to its primary asset location.

If there is not enough information to conclude a company’s primary country of assets (as illustrated in Appendix I), Russell uses the primary location of the company’s revenue for the same cross-comparison and assign the company to its home country in a similar fashion. (Note: Russell used one year of assets or revenues information for determining primary country of assets for the 2010 reconstitution. Beginning in 2011, Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover.)

If conclusive country details can not be derived from assets or revenue, Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country (See Appendix H for list of BDI countries), in which case, the company is assigned to the country of its most liquid stock exchange.

Steps to country classification:

Step 1	Is the company incorporated, traded, and headquartered in one unique country?	YES – Classified in the unique country	NO – Move to step 2
Step 2	Are the company’s reported assets primarily located in one of the HCIs (Incorporation, headquarters, or most liquid exchange by volume)?	YES – Classified in the country of primary assets	NO – Move to step 3
Step 3	Are the company’s reported revenues primarily located in one of the HCIs (Incorporation, headquarters, or most liquid exchange by Volume)?	YES – Classified in the country of primary revenue	NO – Move to Step 4
Step 4	Is the company’s headquarters located in a non-BDI country (see Appendix D for list of BDI’s)?	YES – Classified in the country of headquarters	NO – Assign to primary exchange country

In addition, there are some individual security exceptions to this rule due to legacy .

Chinese/Hong Kong Home Country Indicators: If a company is assigned to China or Hong Kong Special Administrative Region (S.A.R.) based on its HCIs, it is further analyzed to determine where it should be assigned. For the purpose of index creation, Russell recognizes China and the Hong Kong S.A.R as two distinct investment universes. A company is assigned to mainland China if it is incorporated in China and if its primary stock exchange is either the Shanghai Stock Exchange (SHSE) or the Shenzhen Stock Exchange (SZSE). If a company is incorporated in Hong Kong and is primarily traded on the Stock Exchange of Hong Kong (SEHK), in the majority of cases, Russell assigns the company to Hong Kong. However, if the following two conditions hold true for the company, it is assigned to China.

1.	Country in which the majority of revenue is generated is China

2.	More than 50% of the company equity, after aggregation of all share classes, is state-owned.

For example, China Mobile Ltd., a state-owned company and the largest mobile phone provider in China, is a member of Russell China Index, despite the fact that it is incorporated and traded in Hong Kong .

Hong Kong/Macao

For the purpose of index creation, companies assigned to Macao are re-assigned to Hong Kong.

Tax Rates

Taxes are applied to dividend payments and vary according to a company’s country of incorporation within the index. The tax rate applied is the rate applied to non-resident institutions that do not benefit from taxation treaties. Tax rates are reviewed and updated quarterly.

SECTION 4

Russell Global Index membership

When the total universe has been screened as described in Section 2, and after securities have been allocated to their home countries as described in Section 3, Russell determines index membership. Russell includes the top 98% of U.S. market capitalization, the Russell 3000®; and the top 98% of the rest of the world’s market capitalization. This index design preserves global equity market integrity and effectively relieves the overrepresentation of U.S. from the global perspective. Additionally, this design assures consistency between the Russell Global Index and its U.S. sub-indexes as components.

The broad building blocks capturing 98%-plus of the investable market enable thousands of modular sub-indexes, including country, region, sector, market capitalization and style segments. Each division of the parent index provides a set of sub-indexes with no gaps and no overlaps. Additionally, each sub-index, as a stand-alone index, provides comprehensive representation of a particular subgroup of the global investment opportunity set.

Global equity index design

Global large cap and small cap index construction

Research summary

The need for cap-size indexes is based on a well-documented phenomenon known as the “cap-size effect.” Stated simply, it means that large stocks tend to behave like other large stocks, and small stocks tend to behave like other small stocks. Russell observed this effect in the U.S. more than 20 years ago, and the effect has been seen to prevail in global markets as well. Much research has been focused on determining an appropriate dividing point between large and small stocks, but Russell’s research has demonstrated that there is no hard line between large and small. Instead, the division between large and small stocks should be established as a range, or “band”, around which representative large cap and small cap indexes can be created.

In addition, Russell research has demonstrated that the cap-size effect exists across regional boundaries; that is, companies of similar size tend to behave similarly regardless of geographic location. While this relationship is not equally strong across all regions (particularly in emerging markets), it does appear to be increasingly apparent as markets continue to globalize.

As a result of its research into the global cap-size effect, Russell implemented a global-relative methodology with banding when constructing the Global Large Cap, Global Mid Cap and Global Small Cap indexes, beginning with the June 2007 reconstitution. This approach differs fundamentally from the current industry practice of determining cap size on a country-by-country basis, where companies with very different market capitalizations may be classified in the same cap-size index, or, alternatively, where companies with similar market capitalizations may be classified in different cap-size indexes simply because they are located in different countries or regions. Cap-size indexes constructed by use of country-relative distinctions (whether banded or not) can generate substantial overlap when combined into broader indexes, reducing their ability to accurately represent what they originally intended to measure.

Construction rules

At reconstitution, all companies in the Russell Global Index (ex-U.S.) are ranked by their total market capitalization in descending order, and the cumulative total market capitalization percentile for each company is calculated.

To determine the Russell Global Large Cap and Russell Global Small Cap indexes, all companies that rank below the 90th percentile are classified as small cap, and all companies that rank above the 85th percentile are classified as large cap. Current members of the index that rank within the capitalization band between the 85th and 90th percentiles retain their existing classification. For example, if a member of the existing Russell Global Small Cap Index falls within the 85th-90th percentile band at reconstitution, it remains classified as small cap. New companies being added to the Russell Global Index are classified relative to the midpoint of the range. In other words, new companies ranking above 87.5 are classified as large cap, and new companies ranking below 87.5 are classified as small cap.

To determine the Global Mid Cap and Global Mega Cap indexes, which are sub-components of Global Large Cap, all companies that rank below the 60th percentile are classified as mid cap, and all companies that rank above the 55th percentile are classified as mega cap. Current index members that rank within the capitalization band between the 55th and 60th percentiles retain their existing classification. For example, if a member of the existing Global Mid Cap Index falls within the 55th-60th percentile band at reconstitution, it remains classified as mid cap. New companies being added to the Global Index are classified relative to the midpoint of the range. In other words, new companies ranking above 57.5 will be classified as mega cap, and new companies ranking below 57.5 are classified as mid cap.

Using a global-relative 5% band has been shown to create portfolios that are robust representations of large and small stock behavior and provide consistently better tracking results when tested against global and non-U.S. cap-tier mandated managers. Use of the banding approach also has the associated benefit of dramatically reducing turnover at reconstitution. Russell’s research shows that a 5% band provides an optimal balance between representing asset-class return behavior and reducing turnover, which ultimately benefits investors who are using the indexes as passive vehicles or active portfolio benchmarks.

Index name	Upper range (percentiles)	Lower range (percentiles)
Russell Global Mega Cap	NA	55%–60%
Russell Global Mid Cap	55%–60%	85%–90%
Russell Global Small Cap	85%–90%	NA

Percentiles are based on descending total market capitalization. Large Cap = Mega Cap + Mid Cap.

Countries without critical mass

Russell’s global relative approach focuses less on country coverage and more on the true global opportunity set. A country coverage focus can result in the inclusion of countries with few securities available to trade. From a manager’s perspective, this is not an ideal situation due to the relative costs of setting up a trading account with those countries compared to the number of tradable securities.

In an effort to reduce those trading implications while remaining global relative, Russell uses the most liquid exchange OUTSIDE of a security’s home country if a security’s home country has fewer than three securities. However, the most liquid exchange must be in a country eligible for the Russell Global

Index that contains three or more securities. If the most liquid exchange outside of the home country is in a country that does not meet this criteria, then Russell looks to the next most liquid exchange. If the security does not trade on an exchange in an eligible country, or only trades locally and does not trade on any other exchange outside of its home country, the security is ineligible for index inclusion.

While this rule allows the Russell Global Index to use a listing on an exchange outside of the security’s home country, the security is still assigned to its home country within the indexes. Additionally, while depository receipts are generally ineligible for inclusion within the Russell Global Indexes, Russell includes depository receipts for securities that fall under this rule.

Global SMID construction

Russell believes that SMID is an asset class separate from the large, mid, and small capitalization market segments. While other index providers define SMID as simply an aggregation of mid cap and small cap, Russell defines SMID as the bottom of the mid cap and top of the small cap markets.

To construct the SMID index, all companies in the current Russell Global Index are ranked by market-capitalization in descending order, and the cumulative total market capitalization percentile for each company is calculated. Companies that rank between the 75th percentile and 95th percentile are classified as SMID. At reconstitution each year, 5% bands are implemented at both the bottom and the top of the SMID index, which means that an existing SMID member remains in the SMID index if it ranks between the 72.5th percentile and 97.5th percentile. For a security new to the Russell Global Index, the 75th percentile and 95th percentile breakpoints are used to determine SMID membership.

Historical construction rules for the Russell Global Index

Historically, the following methodology was used to build the Russell Global cap-tier indexes.

The large/small breakpoint was made by using the corresponding breakpoints for the years 1996 to 2006 in the Russell U.S. indexes. These breakpoints generally correspond to the 90th percentile, on the basis of cumulative float-adjusted market capitalization of the global universe ranked in descending order by total market capitalization, including the U.S. Japan was calculated using the Russell/Nomura Total Market Index and their corresponding breakpoints. Russell/Nomura Total Market was used as the Japan portion from 1996-2008.

The mega cap/mid cap breakpoint was made by using the corresponding breakpoints for the years 1996 to 2006 in the Russell U.S. indexes. These breakpoints generally correspond to the 60th percentile, on the basis of cumulative float-adjusted market capitalization of the global universe ranked in descending order by total market capitalization, including the U.S.

No banding was used in the historical construction.

The following illustration shows the Russell Global Index construction and its high-level decomposition into U.S. and non-U.S. regions and large cap and small cap tiers.

Regional and country indexes

Russell global indexes include stand-alone regional and country indexes. A complete list of regions and countries is available in Appendix A.

Emerging and developed markets

In consideration of the investing environments of existing emerging and developed markets, the modular structure of the Russell Global Index provides developed and emerging markets regional index options. Given the purpose of the Russell Global Index—to offer investors a better and more accurate global benchmark—Russell uses a combination of macroeconomic and investment market criteria to distinguish developed from emerging markets. Additionally, Russell uses a transparent methodology for recognizing countries that have become developed, or that, conversely, have taken steps to be less accessible to investors.

Economic criteria

Russell uses economic criteria as the first step in categorizing countries into developed and emerging markets indexes, because doing so provides a measurement of the macro-economy and its level of development. It also provides a measurement of political, sovereign and currency risk. Countries must meet the minimum economic criteria for developed markets in order to be considered for inclusion in the Russell Developed Markets Index or any of its sub-indexes.

In order for a country to be considered a developed market, it must meet and sustain the following criteria over the course of two reconstitution periods:

Criteria	Measure	Developed	Emerging
Relative income	World Bank Income Category	High	< High
Economic status	CIA and IMF	Developed	Emerging
Country risk score	Economist Intelligence Unit	Score 1 or 2	Score 3 or below

Sources: World Bank and Economist Intelligence Unit, CIA and IMF.

Market criteria

After a country has met the required economic criteria for consideration as a developed market, a second step is taken, to evaluate its investing environment. Economic criteria alone are insufficient for categorizing countries into developed or emerging markets because they do not reflect investment conditions. Market criteria provide an objective filter by use of practical investment considerations that reflect repatriation, FX and stock transfer risks and trading costs. All market factors are equal-weighted, and discrete. For a country to be considered a developed market, it must meet and sustain 100% of the economic criteria and 60% of the following market criteria over the course of two reconstitution periods:

Criteria	Developed	Emerging
Relative transaction costs	Below median	Above median
FX restrictions	No	Yes
Repatriation restrictions	No	Yes
Stock transfer restrictions within fund complex	Allowed, not requiring selling or repurchase in market	Not allowed
Relative liquidity	Above median	Below 1st quartile (between 1st quartile and median are given zero weight to this category.

Sources: Custodian data and Factset.

Moving between developed and emerging markets

At each reconstitution, Russell evaluates the economic and market criteria for each country in the Russell Global Index. Only countries with a two-year sustained change will be eligible to move between developed and emerging markets classifications, as described above.

Illustrations:

	2005 Russell Index Region	2005 Economic Criteria	2005 Market Criteria	2006 Economic Criteria	2006 Market Criteria	2007 Economic Criteria	2007 Market Criteria	2007 Russell Index Region
Country A	Emerging	Developed	Emerging	Developed	Developed	Developed	Developed	Shift to Developed
Country B	Emerging	Emerging	Developed	Developed	Developed	Emerging	Developed	No change (Emerging)
Country C	Emerging	Developed	Emerging	Emerging	Emerging	Developed	Developed	No change (Emerging)

A complete listing of Russell developed and emerging markets index countries is available in Appendix A.

Defining Frontier markets

Russell defines frontier markets separately through the Russell Frontier Index methodology. See appendix J for more information.

SECTION 5

Float-adjusted weighting

Russell pioneered float-adjusted index weightings with its U.S. indexes launched in 1984, and then extended its industry-leading methodology globally, where float may be even more important. After index membership has been determined by total market capitalization, each security’s shares are adjusted to include only those available for public investment—shares called “free float.” The purpose of float adjustment is to exclude from index weights the capitalization that is not available for purchase and that is not part of the global investing opportunity set. Float-adjusted market capitalization is calculated by multiplying the primary closing price by the number of investable shares. A detailed description of Russell’s free-float-calculation algorithm is available in the Appendix E, along with security level examples.

Step 1: Remove unavailable shares

Generally, shares that are owned by strategic investors or that are restricted from trading are considered unavailable. These shares are subtracted from total shares outstanding to derive available shares, or free float, which are used to weight each security in the Russell Global Index.

Russell removes the following types of shares from index company weights:

Material employee stock ownership plans: Shares held in employee stock ownership plans comprising 10% or more of the shares outstanding are removed from index weights.

Large private holders: Material private holdings in excess of 10% are removed from index weights.

Government holdings:

•	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares.

•	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%.

•	Government pensions: Any holdings by a government pension plan are considered institutional holdings and will not be removed from available shares.

Corporate cross-owned shares: There are two types of adjustments for shares held by other corporations. All shares owned by another company in the Russell Global Index family are removed. Material shares held by companies outside the Russell Global Index family are also removed from index weights, because they are likely held for strategic reasons. If the index member’s shares are held by:

•	Russell 3000E or Russell Global Index member companies: 100% of the cross-owned shares are considered unavailable and are removed from index weights.

•	A non-index member company owning more than 10% of total shares outstanding: The cross-owned shares are considered unavailable and are removed from index weights.

IPO lock-ups: Shares locked up during an initial public offering (IPO) are not available for purchase to general investors and are removed from index weights.

American Depositary Receipts (ADR) and Global Depositary Receipts (GDR): Generally, ADRs and GDRs are removed from index weights to avoid potential double counting of share volume. There are exceptions (i.e., the Philippines, Thailand, Russia, Israel, Argentina) in which shares are added back to the float-adjusted capitalization following the foreign ownership limit adjustment.

Treasury shares: Treasury shares are company-owned shares, either by share re-purchase programs or by donations. These shares are considered strategic and are removed from index weights.

Minimum available shares/float requirement: Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Global Indexes. Companies with 5% or less, will be removed from eligibility.

Step 2: Apply foreign ownership limit adjustment

Foreign equity ownership limits are common, especially in emerging markets. These ownership limits are imposed either by local governments or by regulation bureaus for political and economic reasons. Foreign investment is often restricted in business sectors considered by a country to be sensitive, such as automobiles or telecommunications. However, some of these heavily regulated sectors present substantial investment opportunities. Russell adjusts securities with foreign ownership limits (FOLs) and removes them from index weights as described below.

Restricted and unrestricted share classes: In countries such as Thailand, companies issue restricted stocks (foreign shares) as well as unrestricted stocks (local shares). Unrestricted stocks can be owned by both domestic and foreign investors, while restricted stocks can be owned only by domestic investors. For index construction, Russell recognizes only unrestricted stocks as available shares. All restricted stocks are removed from index weights.

Foreign ownership limits by industry or sector: In many countries, foreign ownership limits are imposed within particular industries. Though it may vary by local foreign investment law, energy, banking and real estate are among the most heavily regulated sectors across countries. For index construction, Russell calculates foreign ownership limits according to the local industry classification, which may differ from Russell Global Index industry sector classifications.

Segregated market via share classes: In China, the stock market is segregated via share classes for domestic and foreign investors. There are four share classes, of which only three can be owned by foreign investors, who have limited or no voting rights. For index construction, Russell recognizes investable shares as B shares, H shares and N shares. All A shares are subtracted from free-float calculation. Differences among share classes in China are described in Section 3.

The foreign ownership limit adjustment is applied after the unavailable shares adjustment described in Step 1 above. The detailed calculations for float weighting can be found in the Appendix E.

Step 3: Reflect special depositary receipts

In countries such as Russia and Israel, sensitive sectors, such as telecommunications, oil, energy, media and real estate, are heavily regulated by the government. As a result, the majority of shares in these sectors are restricted to domestic investors. However, to raise capital for local companies while still retaining domestic control, the countries allow a large portion of the restricted shares to be deposited in custodian banks and traded overseas in the form of ADRs and GDRs. Depositary receipts are the only realistic way for global investors to invest in the underlying companies. Russell recognizes the shares represented by ADRs/GDRs from some countries as investable and adds these underlying shares back to index weights after the foreign ownership limit adjustment has been applied.

SECTION 6

Determining style

The Russell Global Index uses a “non-linear probability” method to assign stocks to the growth and value style indexes. The term “probability” is used to indicate the degree of certainty that a stock is value or growth, based on its relative book-to-price (B/P) ratio and I/B/E/S forecast long-term growth mean (IBES LT). This method allows stocks to be represented as having both growth and value characteristics, while preserving the additive nature of the indexes.

The process for assigning growth and value weights is applied separately to the large cap and small cap stocks in the Russell Global Index ex-U.S.. Research indicates that on average, valuations of small stocks differ from those of large stocks. Treating the large cap and small stocks separately prevents the possible distortion to relative valuations that may occur if the global index is used as the base index.

For each base index, stocks are ranked by their book-to-price ratio (B/P) and their I/B/E/S forecast long-term growth mean (IBES LT). These rankings are converted to standardized units and combined to produce a composite value score (CVS). Stocks are then ranked by their CVSs, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, a stock with a lower CVS is considered growth, a stock with a higher CVS is considered value, and a stock with a CVS in the middle range is considered to have both growth and value characteristics, and is weighted proportionately in the growth and value index. Stocks are always fully represented by the combination of their growth and value weights; e.g., a stock that is given a 20% weight in a Russell Global value index will have an 80% weight in the same Russell Global growth index.

Description of non-linear probability algorithm

Stock A, in Figure 1, is a security with 20% of its available shares assigned to the value index and the remaining 80% assigned to the growth index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the growth and value index will always equal its market capitalization in the Russell Global Large Cap or Russell Global Small Cap indexes.

In Figure 1, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in each style index. Stocks below the first quartile are 100% in the growth index. Stocks above the third quartile are 100% in the value index. Stocks falling between the first and third quartile breaks are in both indexes to varying degrees, depending on how far they are above or below the median and how close they are to the first or third quartile breaks.

The 5% rule

Roughly 70% of the available market capitalization is classified as all-growth or all-value. The remaining 30% of stocks have some portion of their market value in either the value or growth index, depending on their relative distance from the median value score. The astute observer may note that since the percentage of capitalization between the first quartile and the third quartile is 50%, we would expect that 50% of the capitalization would be found in both indexes. What happened to the 20% (i.e., 50% to 30%)? The source for the disappearance of the 20% is Russell’s decision to institute a small-position cutoff rule. If a stock’s weight is more than 95% in one style index, we increase its weight to 100% in that index. This rule eliminates many small types of weighting and makes passive management easier.

Market capitalization of growth and value indexes

The market capitalization of the growth and value style indexes may not each equal 50% of their base index. At first this seems counterintuitive, since the methodology uses capitalization-weighted medians and quartiles, which in turn implies that 50% of the capitalization is above and below the median. However, asymmetry in the capitalization distributions within the second and third quartiles results in a skewed distribution of CVS. When CVS is normally distributed, 50% will be in each index.

Missing, negative values, low analyst and book value adjustments

Stocks with missing or negative values for B/P or missing values for IBESLT (negative IBESLT is valid) are allocated by using the mean value score of the base index (Russell Global Large Cap, Russell Global Small Cap) industry, sub-sector or sector group into which the company falls. Each missing (or negative B/P) variable is substituted with the industry, sub-sector or sector group independently. An industry must consist of five members, or the substitution reverts to the next level (sub-sector or sector). This method was found to produce the fewest distortions, and it has the added advantage of being very simple. In addition, a weighted value score is calculated for securities with low analyst coverage for IBESLT. For securities with a single analyst covering the security, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by 2 analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group value score is weighted. For those securities with at least three analysts contributing to the IBESLT, 100% of the independent security’s value score is used.

Book value adjustments are made to U.S. stocks only to reflect write-offs stemming from the Financial Accounting Standards Board (FASB)–issued Statement of Financial Accounting Standards numbers 106 and 109 (FAS 106 and 109). This write-off has occurred since June 30, 1993, and is currently being amortized over a 20-year period beginning with year of adoption.

Russell non-linear probability algorithm

SECTION 7

Index maintenance

The members of the Russell Global Index and its subsets are proactively maintained, and they reflect daily changes in the global equity market.

Daily changes

The Russell Global Index and its sub-indexes are regularly maintained to reflect the impact of corporate actions on the underlying index constituents. These adjustments include:

•	Daily additions of sizable spin-offs

•	Daily adjustment of stock splits

•	Daily dividends and stock market delistings

•	Daily reflection of mergers and acquisitions

•	Monthly share capital adjustments to reflect material (more than 5%) changes in total shares outstanding, due to stock buybacks and equity offerings

More detailed information on how company corporate actions are applied is provided in the appendixes.

Changes to shares outstanding

Changes to shares outstanding due to buybacks, secondary offerings, merger activity with non-index members, and other potential changes are updated at the end of the month in which the change is reflected in vendor-supplied updates and verified by Russell. For a change in shares to occur, the cumulative change to outstanding shares must be greater than 5%. The float factor determined at reconstitution is applied to the new shares issued or bought back. If any new shares issued are unavailable, that portion will not be added to the index.

Quarterly additions

Russell adds IPOs each quarter in order to quickly reflect new additions to the global investing opportunity set. Because Russell’s approach to index construction is company-based and captures 98% of the investment opportunity set, IPOs are the only stocks that need to be added between reconstitution periods. An IPO is defined as any security newly available— truly for the first time—to the public for general investment. If a security traded publicly previously, even on a restricted basis, it is not eligible for inclusion as an IPO. Such a stock may, however, be eligible during the next reconstitution period, along with all other eligible securities.

Annual reconstitution

Annual reconstitution is the process through which the Russell Global Indexes are rebalanced and securities are moved among size-based and emerging/developed markets categories. Reconstitution is a vital part of benchmark maintenance, particularly within the sub-indexes that reflect large cap and small cap stocks. Companies may get bigger or smaller or may periodically undergo change in their style characteristics, and foreign investment opportunities may change over time. For a benchmark to accurately represent a particular market segment and the available shares of each company, rules for objective and regular maintenance are necessary.

On the last trading day of May each year, all globally eligible securities are ranked by total market capitalization. All companies whose stocks are listed on eligible stock exchanges in eligible countries are considered for inclusion in the Russell Global Index. The largest 98% of securities in the U.S., and in the rest of the world become the Russell Global Index. All sub-indexes are determined from that set of securities. Please see Sections 2 through 5 for more detail.

Reconstitution is effective the last Friday in June, with the following exceptions: If the last Friday in June is the 28th, 29th or 30th, reconstitution will occur on the Friday prior. A full calendar for reconstitution is made available each spring.

SECTION 8

Corporate action-driven changes

Timing and treatment of corporate actions

Russell applies corporate actions to the Russell Global Index on a daily basis, both to reflect the evolution of securities and to assure that the index remains highly representative of the global equity market. A company’s index membership and its weight in the index can be impacted by these corporate actions. In general, changes to the Russell Global Index are made when an action is final. Russell uses a variety of reliable public sources to determine when an action is final, including a company’s press releases and regulatory filings; local exchange notifications; and official updates from other data providers Russell deems trustworthy. Prior to the completion of a corporate action, Russell estimates the effective date of the action on the basis of the same above sources. As new information becomes available, Russell revises the anticipated effective date and ultimately moves it to a final, confirmed status. Given sufficient market hours after an action is determined to be final, Russell applies the action after the close of the current market day. If it is determined that an action was not final after communication was provided to clients, the changes to the index will still occur.

Depending upon the time an action is determined to be final, Russell either (1) applies the action after the close of the current market day (t) for mandatory corporate actions only, or (2) applies the action after the close of the following day (t+2), referred to as a “delayed action” (see specific action types for details on timing and procedure). The timing of when corporate actions are applied is critical for accurate market representation, and it impacts tracking for passive managers. Russell believes this methodology strikes the best balance between the two. The impact of the action and the effective date will be communicated to clients on a regular schedule.

In the case of late notification, Russell applies the action at the close the following business day (this is referred to as a “delayed action”).

For the purpose of index calculation, Russell generally applies the most recently available market prices to the index for corporate action adjustments.

There are many types of global corporate actions, but the most common are described below, along with their treatment within the Russell global indexes.

Mergers and acquisitions

A merger is the combination of two companies to form a new company. An acquisition involves an acquiring company purchasing a target company without forming a new company. Mergers and acquisitions (M&A) activity may result in changes to index membership as well as to the shares included in the Russell Global Index. Adjustments due to mergers and acquisitions are applied to the index after the action is determined to be final. The action is either applied after the close of the current market day or after the close of the following business day, depending on the timing of M&A activity completion. This principle applies to all securities in all countries. Implementation details may differ across the following scenarios.

M&A between index members: Russell’s corporate actions following mergers or acquisitions between companies in the same country index are applied when the M&A is determined to be final in the local market. If both the acquiring company and the target company are current Russell Global Index members, the target company is deleted from the index and the company’s market capitalization simultaneously moves to the acquiring stock, according to the M&A terms. Cross-ownership and style of the surviving entity is determined by a weighted average (by market value) of the cross-ownership and style probabilities of the two previous companies prior to the merger. Given sufficient market hours after the confirmation of the M&A, Russell applies the action after the close of the same business day. In case of late notification, the action will be applied after the close of the next business day.

Any member of the Russell 3000E index is considered an index member for the purpose of applying this methodology.

M&A between an index member and a non-member: A non-member is defined as a company that is not a member of the Russell 3000E or the Russell Global Index. The M&A between an index member and a non-member can involve either of two scenarios: 1) the acquiring company is an existing member and the target company is not, or 2) the target company is an existing member and the acquiring company is not, but is publicly traded.

The target company (if it is the index member) is deleted from the index after the action is final, and the acquiring company’s shares (if the acquiring company is the index member) are adjusted by adding the target company’s market capitalization through a month-end share adjustment.

Cross-border M&A: In the event of a merger or acquisition in which the acquiring company and the target company are in different countries, Russell applies the action when the M&A is finalized. The timing of the action refers to the standard of the local market where the confirmation of M&A is received. Given sufficient market hours after the confirmation of the M&A, Russell applies the action after the close of the same business day. In case of late notification, the action is applied after the close of the next business day.

M&A between index members: If both the acquiring company and the target company are current Russell Global Index members, the target company is deleted from its local country index and the company’s market capitalization moves to the acquiring stock according to the M&A terms. Cumulative market capitalization in the country of the acquiring company increases, while the cumulative market capitalization in the country of the target company decreases by the same amount.

M&A between an index member and a non-member: If the M&A occurs between an index member and a non-member, there are two scenarios: 1) the acquiring company is an existing member and the target company is not, or 2) the target company is an existing member and the acquiring company is not, but is publicly traded.

When the acquiring company is an index member, but the target company is not: The acquiring company’s shares are adjusted by adding the target company’s market capitalization through a month-end share adjustment.

When the acquiring company is not an index member, but the target company is: The target company is deleted from its country index after the action is final. Cumulative market capitalization in the country of the target company decreases.

Tender offers

A tender offer is an offer to purchase shareholders’ shares in a corporation. The price offered is usually higher than the market price. The target company’s shareholders are asked to “tender” or surrender their stock holdings for a stated value, subject to the agreement of a minimum and maximum number of shareholders. For instance, if a corporation’s stock were trading at $1 per share, an acquirer might offer the shareholders $1.15 per share on the condition that 51% of the shareholders agree.

A company acquired as a result of a tender offer is removed when the tender offer has fully expired and it has been determined that the company will finalize the process of the acquisition of the remaining shares, or 95% of the company’s shares have been tendered.

Reverse mergers

A reverse merger occurs when an existing index member is acquired by or merged with a private, non-publicly traded company that becomes public simultaneously with the acquisition/merger. For example, Archipelago Holdings, Inc., a public company, was acquired by NYSE, a then-private company, in 2006. NYSE’s acquisition of Archipelago resulted in a new public entity, the NYSE Group.

Once an M&A is identified as a reverse merger, the newly formed entity is placed in the appropriate market capitalization and country index after the close of the business day following the completion of the merger. Simultaneously, the target company is removed from the current index. The delay is necessary in order to capture an opening price for the new entity. The style of the surviving entity is determined by the industry average.

Spin-offs

A spin-off is a new entity resulting from the spinning off of assets and equity from a parent company. In a pure spin-off, a parent company distributes 100% of its ownership interests in a subsidiary operation as dividends to its existing shareholders. After the spin-off, there are two separate, publicly held firms with exactly the same shareholder base. The spin-off company’s style index is determined by the style index membership of the parent entity.

Domestic spin-offs: Spin-off companies are added to the Russell Global Index at the time they are spun off from their parent company, subject to the following rules:

•

The spin-off meets all index eligibility requirements and its market cap is larger than the market-adjusted total market cap of the smallest company in the Russell Global Index at the latest reconstitution. (In the U.S., the smallest stock in the Russell 3000E will be used.)

•	The newly formed entity will be placed in the parent’s index on the completion date and the spun-off company’s style index is determined by the style index membership of the parent entity.

•	The parent company’s market value will be reduced simultaneously on the completion day.

Cross-border spin-offs: If the parent company spins off an entity that is incorporated in a different country, the spun-off company will be assigned to the new country according to the country-assignment rules discussed in Section 3. Otherwise, the same rules apply between domestic or cross-border spin-off additions.

Launch of IPOs

Eligible initial public offerings (IPOs) are added to the Russell Global Index at the end of each calendar quarter in accordance with the schedule below. An IPO is defined as any security newly available—truly for the first time—to the public for general investment. Russell adds IPOs each quarter to make sure new additions to the investing opportunity set are reflected in representative indexes. If a security had traded publicly previously, even on a restricted basis, it is not eligible for inclusion as an IPO. Such a stock may, however, be eligible during the next reconstitution period, along with all other eligible securities.

In order to be added during a quarter outside of reconstitution, IPOs must meet all eligibility requirements for index construction. Additionally, an IPO must meet the following criteria on the final trading day of the month prior to quarter end: 1) it is traded and priced; 2) it ranks larger in total market capitalization than the market-adjusted smallest company in the Russell Global Index as of the latest June reconstitution; and 3) it has met the most recent liquidity threshold for at least 10 business days. Eligible IPOs will be added to the Russell Global style indexes using their industry’s average style probability established at the latest reconstitution.

The review schedule for IPO reviews outside reconstitution is established below:

Quarterly additions	Third quarter additions	Fourth quarter additions	First quarter additions
Initial Offering Period*†	IPOs that initially price/trade between May 16 and August 15	IPOs that initially price/trade between August 16 and November 15	IPOs that initially price/trade between November 16 and February 15
Rank Date	Last business day in August	Last business day in November	Last business day in February
Announce Date*	September 15	Monday prior to add date	March 15
Add Date	Last business day in September	Third Friday in December	Last business day in March

* If the 15th of the month is a holiday, the date shown in this table is automatically adjusted to the previous business day.

† Ending date of the initial offering period is different from the rank date, due to the minimal 10-day liquidity requirement.

Trading suspensions

Stock exchanges or local regulatory authorities might suspend trading of a particular stock in the following events:

1) public information about a company is not current, accurate or adequate

2) the company is engaged in potentially disruptive legal issues

3) there is large, potentially disruptive cross-border M&A activity.

The length of suspension periods may vary by country. Usually, under the first two conditions, a suspension lasts as long as 10 to 20 days. If a suspension is merely to prepare the stock transition for cross-border M&A, it is generally temporary (typically one business day).

When a stock’s trading has been suspended, Russell holds the security at its most recent closing price until trading is resumed.

Delistings

Delisting one of many issues: If a company’s stock is listed on multiple stock exchanges, Russell identifies a primary issue as the index member. If one of the company’s listed issues is delisted from a non-primary exchange, no change is made to the Russell Global Index. However, if the previously defined primary issue is delisted, a new primary issue is assigned, as long as the alternate issue trades on an eligible exchange and meets all of the rules for index inclusion. Otherwise, the stock is removed from the index.

Delisting the company: A security is removed from the Russell Global Index if: (1) it is delisted from all stock exchanges, or is only listed on the over-the-counter (OTC) market. If a delisting notice is received on a timely basis, Russell removes the stock from the index at its last traded price from the primary exchange. If the delisting notice is not received on a timely basis, and the security trades on the OTC market, it is removed at the last traded price from the OTC on the following day. Finally, if the security is halted prior to its delisting, and will not trade on an OTC market, it will be removed from the index at zero value if a residual value cannot be determined within thirty calendar days (30) after its delisting date.

New listings of an existing security

When a company decides to list its stock at another stock exchange in addition to its primary stock exchange, no change is made to the Russell Global Index.

ID changes

When a company’s identifier—for example, CUSIP, SEDOL or ISIN—has changed, Russell updates the identifier accordingly. No other material change is made to the Russell Global Index.

Name changes

When a company’s name has changed, Russell updates the company’s descriptive information accordingly. No other material change is made to the Russell Global Index.

Stock splits, reverse splits and consolidations

Stock splits and stock dividends

Companies often split their stock when they believe the price exceeds the amount smaller individual investors will be willing to pay. By reducing the price, companies try to make their stock more affordable to these investors.

When a company declares a stock split, the price of the stock will decrease, but the number of shares will increase proportionately. For example, if you own 100 shares of a company that trades at $100 a share and the company declares a two-for-one stock split, you will own 200 shares at $50 a share after the split. A stock split has no effect on the value of what shareholders own. Russell adjusts the increased number of shares and the decreased price proportionately.

Reverse splits and stock consolidation

Contrary to a stock split, a reverse stock split or a stock consolidation reduces the number of shares and increases the share price proportionately. Russell applies adjustment to the stock accordingly.

Dividends

Regular cash dividends: Regular cash dividends are those paid to shareholders out of a company’s profits or reserves. Regular cash dividends affect the total return of the security and index on the ex-date.

Special cash dividends: In addition to paying regular dividends, a company may at times pay special cash dividends. These are relatively rare and can occur for a variety of reasons, such as a major litigation win, the sale of a business or liquidation of an investment. For special cash dividends, the price of the stock is adjusted to deduct the dividend amount on the ex-date.

Other types of dividends: Dividends can also take the form of properties, bonds and other types of assets. Generally, these types of dividends have no impact on the Russell Global Index.

Return of capital: Includes price adjustment on ex-date regardless of distribution amount.

Late dividends in Japan: In Japan, dividends are officially declared after the ex-date. To reflect the most up-to-date expectation for the dividends, Russell applies reasonable estimates on the ex-date.

Late dividends in Korea and Russia: In Korea and Russia, dividends are officially declared after the ex-date. Russell applies these dividends on the pay date.

Secondary offerings

Publicly traded companies frequently offer additional shares to the public to raise additional capital. These additional share offerings are called equity offerings. The result of the offerings is an increase in shares outstanding and total market capitalization. Material changes to outstanding share capital due to equity offerings are reflected in the Russell global equity indexes at the end of each month.

Stock buybacks

Publicly traded companies often buy up their own shares outstanding via a tender offer or through the open market. This is called a stock buyback, or “share repurchase,” and as a result of this activity, total market capitalization and the number of outstanding shares are reduced. Material changes to outstanding share capital due to stock buybacks are reflected in the Russell global equity indexes at the end of each month. Repurchased shares are absorbed by companies, and as a result, the number of investable shares in the market is reduced.

Reclassification of share classes

When a company with multiple share classes converts an entire class of shares into another class, usually on the basis of a pre-agreed ratio, Russell changes the shares after the conversion is finalized. The old share class is deleted from the index after the close on completion day, and its market capitalization moves to the unified share class. The number of shares of the unified share class increases proportionately. The combined market capitalization of the two share classes remains unchanged for the company.

Alternatively, if one share class splits into two or more share classes, Russell evaluates the new classes for eligibility and adjusts the index member class according to the agreed-upon ratio.

Rights issues and stock warrants

Rights issues: A rights issue is essentially a company’s offering to shareholders of the right to purchase additional shares at a given price. The strike price of the rights issue is generally at a discount to the prevailing market price of the stock, to make the offer enticing to shareholders and to ensure that the rights offer is fully subscribed.

Rights issues have an impact on the index if, and only if, they are exercised for the underlying shares. Rights issues can be exercised below (at a discount to) or above (at a premium to) the market price. Russell does not adjust the index if the rights are exercised at a premium to the market. If the exercise price is at a discount to the market, rights offered to shareholders are reflected in the index on the date the offer expires (for non-transferable rights) and on the ex-date (for transferable rights). In both cases, the price is adjusted to account for the value of the rights, and shares are increased according to the terms of the offering.

Stock warrants: A stock warrant is a security that provides the right to purchase a certain number of shares at a stated price during a specified time period at a subscription price that is higher than the current market price. Similarly to its treatment of rights issues, Russell adjusts the number of shares of a stock only when the warrants are exercised at a discount to the market price.

Convertibles and contingent convertibles

Convertibles: Convertibles are securities—usually bonds, corporate debts or preferred shares—that can be converted to common stocks. Shares changed due to the exercises of convertibles are applied to the index during the month-end share adjustment. The price used for the index is the market price at the time of the share adjustment.

Contingent convertibles: Contingent convertibles differ from traditional convertibles in that there is a strike price when the bond or preferred stock converts. In other words, there is a fixed cost for the stock when the conversion happens. Additionally, in many cases, the underlying stock price has to be much higher than the strike price, to allow security holders to have the “right” to exercise the convertibles. This is known as “upside contingency.” Russell adjusts the shares only when the conversion is finalized. The price used for the index is the market price at the time of the month-end share adjustment.

Other corporate events

The following corporate events are related to a company’s fundamental structure change. They potentially impact the index’s calculation, capital allocation and timing of applying corporate actions.

Bankruptcy fillings

Bankruptcy is a state wherein a firm is unable to repay its debts. Bankruptcy generally takes two forms: a liquidation of the company’s assets or a reorganization of a debtor’s business affairs and assets.

Liquidations: A bankruptcy filing can be preceded by a situation in which a company stops all operations and goes totally out of business. For instance, a company can file for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. In such a case, a trustee is usually appointed to liquidate the company’s assets and use the money to pay off debts.

If the bankruptcy filing is in the form of liquidation, Russell removes the company’s stock from the Russell Global Index as soon as the filing is confirmed by reliable sources. The price of the security at deletion is the market price available from its primary exchange. If the exchange price is not available, Russell removes suspended stocks that are delisted, do not trade OTC and for which a residual value cannot be determined within thirty-days (30) after the delisting date. These stocks are removed at zero value (for system purposes the actual value used is .000l, local currency).

Reorganizations: A bankruptcy can also take the form of a reorganization of the company and a restructuring of the company’s debts. Generally, the company will continue to operate and might issue new common stocks when the reorganization is complete. If the bankruptcy filing is in the form of reorganization, Russell removes the company from the index as soon as its stock is delisted from its primary exchange.

Change of incorporation/domicile

A company might decide to move its incorporation or domicile from one country to another. All changes in country assignment are reviewed only once per year during reconstitution.

Other corporate events

Other corporate events include change of fiscal year end, change of currency quotation, change of voting rights, new debt issues and corporate meetings. These corporate events usually have little impact on the index. Russell will closely monitor these activities and apply corporate actions to the index if impact is significant.

Extraordinary events

Russell defines the following as extraordinary events due to their rarity and their potential to significantly impact the capital markets. Russell publically announces specific changes to the indexes if any such events occur.

Country unification or dissolution: If two countries decide to unite as one, such as the unification of the former German Democratic Republic and the Federal Republic of Germany, Russell will combine securities previously belonging to these two country indexes into one new country index. The new currency quotation, if any, will be implemented for index calculation.

Conversely, if one country is split into two or more new countries, the Russell Global Index will continue to hold all securities from the previous country indexes. Russell will evaluate the newly formed countries for their stability and determine future index changes accordingly.

Change of foreign ownership limit: Given the increasing globalization trend in equities, it is possible that local governments may remove or lower their foreign ownership caps for certain sensitive industry sectors. If the change in a foreign ownership limit is substantial (usually more than 10%), Russell will adjust the foreign ownership percentage in the index at the end of the calendar quarter, along with any new IPO reviews.

Closure of exchanges: If a stock exchange is temporarily closed on a regular business day due to a special event or an emergency, the prices for all stocks that are traded only on that particular exchange will be frozen at the last available closing price until the exchange reopens.

If the closure of a stock exchange is expected to be long term, due to civil war or other rare political reasons, because of the expected difficulty of asset repatriation, Russell will work with clients invested in the affected securities to determine and publish an adequate index strategy to reflect the market condition. New currency quotations, if any, will be implemented for index calculation.

Significant currency devaluation: If the currency of a country devalues significantly over a short period of time, it could create serious liquidity problems for investors who buy or sell stocks on the local market. It could also cause complications with government currency controls and abnormal bid-ask spreads, or even potentially trigger a financial crisis. Given this situation, ADR trading prices, if available, will be used to derive the underlying FX exchange rate and will be applied for index calculations.

Financial crisis: Russell attempts to exclude countries with considerable financial risk from the Russell Global Index by using the country risk scores published by The Economist, but crises can erupt at any time. During a financial crisis, investors generally lose confidence in local securities and may attempt to sell off securities from the local market. Due to the expected difficulty of asset repatriation in such conditions, Russell will work with clients invested in the affected securities to determine and publish an adequate index strategy to reflect the market condition. However, Russell reserves the right to remove the whole country from the Russell Global Index and will also consider using ADRs or other non-primary issues as proxies during the crisis on a case-to-case basis.

APPENDIX A

Russell Global Indexes: Core indexes

Available currencies

Performance for the Russell Global Index is available in the following currencies. Currency conversions are applied using WM Reuters London Stock Exchange 4PM close.

•	AUD

•	CAD

•	CHF

•	EUR

•	GBP

JPY

•	LOC (Local)*

•	USD

* Local currency available at the security and country level.

Tax rates

With respect to index constituents, taxes are applied to dividend payments and vary according to companies’ country assignments within the index. The tax rate applied is the rate to non-resident institutions that do not benefit from taxation treaties. Tax rates are reviewed and updated quarterly.

GLOBAL

Global	Global Euro Zone Small Cap
Global Growth	Global Euro Zone Small Cap Growth
Global Large Cap	Global Euro Zone Small Cap Value
Global Large Cap Growth	Global Euro Zone Value
Global Large Cap Value	Global Mega Cap
Global Mid Cap	Global Mega Cap Growth
Global Mid Cap Growth	Global Mega Cap Value
Global Mid Cap Value	Global ex-Australia
Global Small Cap	Global ex-Australia Growth
Global Small Cap Growth	Global ex-Australia Large Cap
Global Small Cap Value	Global ex-Australia Large Cap Growth
Global Value	Global ex-Australia Large Cap Value
Global Euro Zone	Global ex-Australia Mid Cap
Global Euro Zone Growth	Global ex-Australia Mid Cap Growth
Global Euro Zone Large Cap	Global ex-Australia Mid Cap Value
Global Euro Zone Large Cap Growth	Global ex-Australia Small Cap
Global Euro Zone Large Cap Value	Global ex-Australia Small Cap Growth
Global Euro Zone Mid Cap	Global ex-Australia Small Cap Value
Global Euro Zone Mid Cap Growth	Global ex-Australia Value
Global Euro Zone Mid Cap Value	Global ex-Canada

Global ex-Canada Growth	Global ex-U.K. Large Cap
Global ex-Canada Large Cap	Global ex-U.K. Large Cap Growth
Global ex-Canada Large Cap Growth	Global ex-U.K. Large Cap Value
Global ex-Canada Large Cap Value	Global ex-U.K. Mid Cap
Global ex-Canada Mid Cap	Global ex-U.K. Mid Cap Growth
Global ex-Canada Mid Cap Growth	Global ex-U.K. Mid Cap Value
Global ex-Canada Mid Cap Value	Global ex-U.K. Small Cap
Global ex-Canada Small Cap	Global ex-U.K. Small Cap Growth
Global ex-Canada Small Cap Growth	Global ex-U.K. Small Cap Value
Global ex-Canada Small Cap Value	Global ex-U.K. Value
Global ex-Canada Small Cap Value
Global ex-Japan	Global ex-U.S.
Global ex-Japan Growth	Global ex-U.S. Growth
Global ex-Japan Large Cap	Global ex-U.S. Large Cap
Global ex-Japan Large Cap Growth	Global ex-U.S. Large Cap Growth
Global ex-Japan Large Cap Value	Global ex-U.S. Large Cap Value
Global ex-Japan Mid Cap	Global ex-U.S. Mid Cap
Global ex-Japan Mid Cap Growth	Global ex-U.S. Mid Cap Growth
Global ex-Japan Mid Cap Value	Global ex-U.S. Mid Cap Value
Global ex-Japan Small Cap	Global ex-U.S. Small Cap
Global ex-Japan Small Cap Growth	Global ex-U.S. Small Cap Growth
Global ex-Japan Small Cap Value	Global ex-U.S. Small Cap Value
Global ex-Japan Value	Global ex-U.S. Value
Global ex-North America	Global ex-U.S. ex-Japan
Global ex-North America Growth	Global ex-U.S. ex-Japan Growth
Global ex-North America Large Cap	Global ex-U.S. ex-Japan Large Cap
Global ex-North America Large Cap Growth	Global ex-U.S. ex-Japan Large Cap Growth
Global ex-North America Large Cap Value	Global ex-U.S. ex-Japan Large Cap Value
Global ex-North America Mid Cap	Global ex-U.S. ex-Japan Mid Cap
Global ex-North America Mid Cap Growth	Global ex-U.S. ex-Japan Mid Cap Growth
Global ex-North America Mid Cap Value	Global ex-U.S. ex-Japan Mid Cap Value
Global ex-North America Small Cap	Global ex-U.S. ex-Japan Small Cap
Global ex-North America Small Cap Growth	Global ex-U.S. ex-Japan Small Cap Growth
Global ex-North America Small Cap Value	Global ex-U.S. ex-Japan Small Cap Value
Global ex-North America Value	Global ex-U.S. ex-Japan Value
Global ex-U.K.
Global ex-U.K. Growth

REGIONAL

Asiap	Asia Value
Asia Growth	Asia ex-Japan
Asia Large Cap	Asia ex-Japan Growth
Asia Large Cap Growth	Asia ex-Japan Large Cap
Asia Large Cap Value	Asia ex-Japan Large Cap Growth
Asia Mid Cap	Asia ex-Japan Large Cap Value
Asia Mid Cap Growth	Asia ex-Japan Mid Cap
Asia Mid Cap Value	Asia ex-Japan Mid Cap Growth
Asia Small Cap	Asia ex-Japan Mid Cap Value
Asia Small Cap Growth	Asia ex-Japan Small Cap
Asia Small Cap Value	Asia ex-Japan Small Cap Growth

Asia ex-Japan Small Cap Value	Developed Pacific Basin Growth
Asia ex-Japan Value	Developed Pacific Basin Large Cap
Asia Pacific	Developed Pacific Basin Large Cap Growth
Asia Pacific Growth	Developed Pacific Basin Large Cap Value
Asia Pacific Large Cap	Developed Pacific Basin Mid Cap
Asia Pacific Large Cap Growth	Developed Pacific Basin Mid Cap Growth
Asia Pacific Large Cap Value	Developed Pacific Basin Mid Cap Value
Asia Pacific Mid Cap	Developed Pacific Basin Small Cap
Asia Pacific Mid Cap Growth	Developed Pacific Basin Small Cap Growth
Asia Pacific Mid Cap Value	Developed Pacific Basin Small Cap Value
Asia Pacific Small Cap	Developed Pacific Basin Value
Asia Pacific Small Cap Growth	Developed ex-Canada
Asia Pacific Small Cap Value	Developed ex-Canada Growth
Asia Pacific Value	Developed ex-Canada Large Cap
Asia Pacific ex-Japan	Developed ex-Canada Large Cap Growth
Asia Pacific ex-Japan Growth	Developed ex-Canada Large Cap Value
Asia Pacific ex-Japan Large Cap	Developed ex-Canada Mid Cap
Asia Pacific ex-Japan Large Cap Growth	Developed ex-Canada Mid Cap Growth
Asia Pacific ex-Japan Large Cap Value	Developed ex-Canada Mid Cap Value
Asia Pacific ex-Japan Mid Cap	Developed ex-Canada Small Cap
Asia Pacific ex-Japan Mid Cap Growth	Developed ex-Canada Small Cap Growth
Asia Pacific ex-Japan Mid Cap Value	Developed ex-Canada Small Cap Value
Asia Pacific ex-Japan Small Cap	Developed ex-Canada Value
Asia Pacific ex-Japan Small Cap Growth	Developed ex-Japan
Asia Pacific ex-Japan Small Cap Value	Developed ex-Japan Growth
Asia Pacific ex-Japan Value	Developed ex-Japan Large Cap
BRIC	Developed ex-Japan Large Cap Growth
BRIC Growth	Developed ex-Japan Large Cap Value
BRIC Value	Developed ex-Japan Mid Cap
Developed	Developed ex-Japan Mid Cap Growth
Developed Growth	Developed ex-Japan Mid Cap Value
Developed Large Cap	Developed ex-Japan Small Cap
Developed Large Cap Growth	Developed ex-Japan Small Cap Growth
Developed Large Cap Value	Developed ex-Japan Small Cap Value
Developed Mid Cap	Developed ex-Japan Value
Developed Mid Cap Growth	Developed ex-North America
Developed Mid Cap Value	Developed ex-North America Growth
Developed Small Cap	Developed ex-North America Large Cap
Developed Small Cap Growth	Developed ex-North America Large Cap Growth
Developed Small Cap Value	Developed ex-North America Large Cap Value
Developed Value	Developed ex-North America Mid Cap
Developed Europe	Developed ex-North America Mid Cap Growth
Developed Europe Growth	Developed ex-North America Mid Cap Value
Developed Europe Large Cap	Developed ex-North America Small Cap
Developed Europe Large Cap Growth	Developed ex-North America Small Cap Growth
Developed Europe Large Cap Value	Developed ex-North America Small Cap Value
Developed Europe Mid Cap	Developed ex-North America Value
Developed Europe Mid Cap Growth	Developed ex-U.S.
Developed Europe Mid Cap Value	Developed ex-U.S. Growth
Developed Europe Small Cap	Developed ex-U.S Large Cap
Developed Europe Small Cap Growth	Developed ex-U.S Large Cap Growth
Developed Europe Small Cap Value	Developed ex-U.S Large Cap Value
Developed Europe Value	Developed ex-U.S Mid Cap
Developed Pacific Basin	Developed ex-U.S Mid Cap Growth

Developed ex-U.S Mid Cap Value	Eire Growth
Developed ex-U.S Small Cap	Eire Value
Developed ex-U.S Small Cap Growth	Eire Large Cap
Developed ex-U.S Small Cap Value	Eire Large Cap Growth
Developed ex-U.S Value	Eire Large Cap Value
Developed ex-U.K.	Eire Mid Cap
Developed ex-U.K. Growth	Eire Mid Cap Growth
Developed ex-U.K. Large Cap	Eire Mid Cap Value
Developed ex-U.K. Large Cap Growth	Eire Small Cap
Developed ex-U.K. Large Cap Value	Eire Small Cap Growth
Developed ex-U.K. Mid Cap	Eire Small Cap Value
Developed ex-U.K. Mid Cap Growth	Emerging Asia
Developed ex-U.K. Mid Cap Value	Emerging Asia Growth
Developed ex-U.K. Small Cap	Emerging Asia Large Cap
Developed ex-U.K. Small Cap Growth	Emerging Asia Large Cap Growth
Developed ex-U.K. Small Cap Value	Emerging Asia Large Cap Value
Developed ex-U.K. Value	Emerging Asia Mid Cap
Developed Euro Zone	Emerging Asia Mid Cap Growth
Developed Euro Zone Growth	Emerging Asia Mid Cap Value
Developed Euro Zone Large Cap	Emerging Asia Small Cap
Developed Euro Zone Large Cap Growth	Emerging Asia Small Cap Growth
Developed Euro Zone Large Cap Value	Emerging Asia Small Cap Value
Developed Euro Zone Mid Cap	Emerging Asia Value
Developed Euro Zone Mid Cap Growth	Emerging EMEA
Developed Euro Zone Mid Cap Value	Emerging EMEA Growth
Developed Euro Zone Small Cap	Emerging EMEA Large Cap
Developed Euro Zone Small Cap Growth	Emerging EMEA Large Cap Growth
Developed Euro Zone Small Cap Value	Emerging EMEA Large Cap Value
Developed Euro Zone Value	Emerging EMEA Mid Cap
Developed Europe ex-U.K.	Emerging EMEA Mid Cap Growth
Developed Europe ex-U.K. Growth	Emerging EMEA Mid Cap Value
Developed Europe ex-U.K. Large Cap	Emerging EMEA Small Cap
Developed Europe ex-U.K. Large Cap Growth	Emerging EMEA Small Cap Growth
Developed Europe ex-U.K. Large Cap Value	Emerging EMEA Small Cap Value
Developed Europe ex-U.K. Mid Cap	Emerging EMEA Value
Developed Europe ex-U.K. Mid Cap Growth	Emerging Europe
Developed Europe ex-U.K. Mid Cap Value	Emerging Europe Growth
Developed Europe ex-U.K. Small Cap	Emerging Europe Large Cap
Developed Europe ex-U.K. Small Cap Growth	Emerging Europe Large Cap Growth
Developed Europe ex-U.K. Small Cap Value	Emerging Europe Large Cap Value
Developed Europe ex-U.K. Value	Emerging Europe Mid Cap
Developed Pacific Basin ex-Japan	Emerging Europe Mid Cap Growth
Developed Pacific Basin ex-Japan Growth	Emerging Europe Mid Cap Value
Developed Pacific Basin ex-Japan Large Cap	Emerging Europe Small Cap
Developed Pacific Basin ex-Japan Large Cap Growth	Emerging Europe Small Cap Growth
Developed Pacific Basin ex-Japan Large Cap Value	Emerging Europe Small Cap Value
Developed Pacific Basin ex-Japan Mid Cap	Emerging Europe Value
Developed Pacific Basin ex-Japan Mid Cap Growth	Emerging Markets
Developed Pacific Basin ex-Japan Mid Cap Value	Emerging Markets Growth
Developed Pacific Basin ex-Japan Small Cap	Emerging Markets Large Cap
Developed Pacific Basin ex-Japan Small Cap Growth	Emerging Markets Large Cap Growth
Developed Pacific Basin ex-Japan Small Cap Value	Emerging Markets Large Cap Value
Developed Pacific Basin ex-Japan Value	Emerging Markets Mid Cap
Eire	Emerging Markets Mid Cap Growth

Emerging Markets Mid Cap Value	Greater China Large Cap Value
Emerging Markets Small Cap	Greater China Mid Cap
Emerging Markets Small Cap Growth	Greater China Mid Cap Growth
Emerging Markets Small Cap Value	Greater China Mid Cap Value
Emerging Markets Value	Greater China Small Cap
Europe	Greater China Small Cap Growth
Europe Growth	Greater China Small Cap Value
Europe Large Cap	Greater China Value
Europe Large Cap Growth	Latin America
Europe Large Cap Value	Latin America Growth
Europe Mid Cap	Latin America Large Cap
Europe Mid Cap Growth	Latin America Large Cap Growth
Europe Mid Cap Value	Latin America Large Cap Value
Europe Small Cap	Latin America Mid Cap
Europe Small Cap Growth	Latin America Mid Cap Growth
Europe Small Cap Value	Latin America Mid Cap Value
Europe Value	Latin America Small Cap
Europe ex-U.K.	Latin America Small Cap Growth
Europe ex-U.K. Growth	Latin America Small Cap Value
Europe ex-U.K. Large Cap	Latin America Value
Europe ex-U.K. Large Cap Growth	North America
Europe ex-U.K. Large Cap Value	North America Growth
Europe ex-U.K. Mid Cap	North America Large Cap
Europe ex-U.K. Mid Cap Growth	North America Large Cap Growth
Europe ex-U.K. Mid Cap Value	North America Large Cap Value
Europe ex-U.K. Small Cap	North America Mid Cap
Europe ex-U.K. Small Cap Growth	North America Mid Cap Growth
Europe ex-U.K. Small Cap Value	North America Mid Cap Value
Europe ex-U.K. Value	North America Small Cap
Greater China	North America Small Cap Growth
Greater China Growth	North America Small Cap Value
Greater China Large Cap	North America Value
Greater China Large Cap Growth

Country

Australia	Austria Large Cap Value
Australia Growth	Austria Mid Cap
Australia Value	Austria Mid Cap Growth
Australia Large Cap	Austria Mid Cap Value
Australia Large Cap Growth	Austria Small Cap
Australia Large Cap Value	Austria Small Cap Growth
Australia Mid Cap	Austria Small Cap Value
Australia Mid Cap Growth	Belgium
Australia Mid Cap Value	Belgium Growth
Australia Small Cap	Belgium Value
Australia Small Cap Growth	Belgium Large Cap
Australia Small Cap Value	Belgium Large Cap Growth
Austria	Belgium Large Cap Value
Austria Growth	Belgium Mid Cap
Austria Value	Belgium Mid Cap Growth
Austria Large Cap	Belgium Mid Cap Value
Austria Large Cap Growth	Belgium Small Cap

Belgium Small Cap Growth	Colombia Large Cap Growth
Belgium Small Cap Value	Colombia Large Cap Value
Brazil	Colombia Mid Cap
Brazil Growth	Colombia Mid Cap Growth
Brazil Value	Colombia Mid Cap Value
Brazil Large Cap	Colombia Small Cap
Brazil Large Cap Growth	Colombia Small Cap Growth
Brazil Large Cap Value	Colombia Small Cap Value
Brazil Mid Cap	Czech Republic
Brazil Mid Cap Growth	Czech Republic Growth
Brazil Mid Cap Value	Czech Republic Value
Brazil Small Cap	Czech Republic Large Cap
Brazil Small Cap Growth	Czech Republic Large Cap Growth
Brazil Small Cap Value	Czech Republic Large Cap Value
Canada	Czech Republic Mid Cap
Canada Growth	Czech Republic Mid Cap Growth
Canada Value	Czech Republic Mid Cap Value
Canada Large Cap	Czech Republic Small Cap
Canada Large Cap Growth	Czech Republic Small Cap Growth
Canada Large Cap Value	Czech Republic Small Cap Value
Canada Mid Cap	Denmark
Canada Mid Cap Growth	Denmark Growth
Canada Mid Cap Value	Denmark Value
Canada Small Cap	Denmark Large Cap
Canada Small Cap Growth	Denmark Large Cap Growth
Canada Small Cap Value	Denmark Large Cap Value
Chile	Denmark Mid Cap
Chile Growth	Denmark Mid Cap Growth
Chile Value	Denmark Mid Cap Value
Chile Large Cap	Denmark Small Cap
Chile Large Cap Growth	Denmark Small Cap Growth
Chile Large Cap Value	Denmark Small Cap Value
Chile Mid Cap	Egypt
Chile Mid Cap Growth	Egypt Growth
Chile Mid Cap Value	Egypt Value
Chile Small Cap	Egypt Large Cap
Chile Small Cap Growth	Egypt Large Cap Growth
Chile Small Cap Value	Egypt Large Cap Value
China	Egypt Mid Cap
China Growth	Egypt Mid Cap Growth
China Value	Egypt Mid Cap Value
China Large Cap	Egypt Small Cap
China Large Cap Growth	Egypt Small Cap Growth
China Large Cap Value	Egypt Small Cap Value
China Mid Cap	Finland
China Mid Cap Growth	Finland Growth
China Mid Cap Value	Finland Value
China Small Cap	Finland Large Cap
China Small Cap Growth	Finland Large Cap Growth
China Small Cap Value	Finland Large Cap Value
Colombia	Finland Mid Cap
Colombia Growth	Finland Mid Cap Growth
Colombia Value	Finland Mid Cap Value
Colombia Large Cap	Finland Small Cap

Finland Small Cap Growth	Hungary Large Cap Growth
Finland Small Cap Value	Hungary Large Cap Value
France	Hungary Mid Cap
France Growth	Hungary Mid Cap Growth
France Value	Hungary Mid Cap Value
France Large Cap	Hungary Small Cap
France Large Cap Growth	Hungary Small Cap Growth
France Large Cap Value	Hungary Small Cap Value
France Mid Cap	Iceland
France Mid Cap Growth	Iceland Growth
France Mid Cap Value	Iceland Value
France Small Cap	Iceland Large Cap
France Small Cap Growth	Iceland Large Cap Growth
France Small Cap Value	Iceland Large Cap Value
Germany	Iceland Mid Cap
Germany Growth	Iceland Mid Cap Growth
Germany Value	Iceland Mid Cap Value
Germany Large Cap	Iceland Small Cap
Germany Large Cap Growth	Iceland Small Cap Growth
Germany Large Cap Value	Iceland Small Cap Value
Germany Mid Cap	India
Germany Mid Cap Growth	India Growth
Germany Mid Cap Value	India Value
Germany Small Cap	India Large Cap
Germany Small Cap Growth	India Large Cap Growth
Germany Small Cap Value	India Large Cap Value
Greece	India Mid Cap
Greece Growth	India Mid Cap Growth
Greece Value	India Mid Cap Value
Greece Large Cap	India Small Cap
Greece Large Cap Growth	India Small Cap Growth
Greece Large Cap Value	India Small Cap Value
Greece Mid Cap	Indonesia
Greece Mid Cap Growth	Indonesia Growth
Greece Mid Cap Value	Indonesia Value
Greece Small Cap	Indonesia Large Cap
Greece Small Cap Growth	Indonesia Large Cap Growth
Greece Small Cap Value	Indonesia Large Cap Value
Hong Kong	Indonesia Mid Cap
Hong Kong Growth	Indonesia Mid Cap Growth
Hong Kong Value	Indonesia Mid Cap Value
Hong Kong Large Cap	Indonesia Small Cap
Hong Kong Large Cap Growth	Indonesia Small Cap Growth
Hong Kong Large Cap Value	Indonesia Small Cap Value
Hong Kong Mid Cap	Israel
Hong Kong Mid Cap Growth	Israel Growth
Hong Kong Mid Cap Value	Israel Value
Hong Kong Small Cap	Israel Large Cap
Hong Kong Small Cap Growth	Israel Large Cap Growth
Hong Kong Small Cap Value	Israel Large Cap Value
Hungary	Israel Mid Cap
Hungary Growth	Israel Mid Cap Growth
Hungary Value	Israel Mid Cap Value
Hungary Large Cap	Israel Small Cap

Israel Small Cap Growth	Malaysia Large Cap Growth
Israel Small Cap Value	Malaysia Large Cap Value
Italy	Malaysia Mid Cap
Italy Growth	Malaysia Mid Cap Growth
Italy Value	Malaysia Mid Cap Value
Italy Large Cap	Malaysia Small Cap
Italy Large Cap Growth	Malaysia Small Cap Growth
Italy Large Cap Value	Malaysia Small Cap Value
Italy Mid Cap	Mexico
Italy Mid Cap Growth	Mexico Growth
Italy Mid Cap Value	Mexico Value
Italy Small Cap	Mexico Large Cap
Italy Small Cap Growth	Mexico Large Cap Growth
Italy Small Cap Value	Mexico Large Cap Value
Japan	Mexico Mid Cap
Japan Growth	Mexico Mid Cap Growth
Japan Value	Mexico Mid Cap Value
Japan Large Cap	Mexico Small Cap
Japan Large Cap Growth	Mexico Small Cap Growth
Japan Large Cap Value	Mexico Small Cap Value
Japan Mid Cap	Morocco
Japan Mid Cap Growth	Morocco Growth
Japan Mid Cap Value	Morocco Value
Japan Small Cap	Morocco Large Cap
Japan Small Cap Growth	Morocco Large Cap Growth
Japan Small Cap Value	Morocco Large Cap Value
Korea	Morocco Mid Cap
Korea Growth	Morocco Mid Cap Growth
Korea Value	Morocco Mid Cap Value
Korea Large Cap	Morocco Small Cap
Korea Large Cap Growth	Morocco Small Cap Growth
Korea Large Cap Value	Morocco Small Cap Value
Korea Mid Cap	Netherlands
Korea Mid Cap Growth	Netherlands Growth
Korea Mid Cap Value	Netherlands Value
Korea Small Cap	Netherlands Large Cap
Korea Small Cap Growth	Netherlands Large Cap Growth
Korea Small Cap Value	Netherlands Large Cap Value
Luxembourg	Netherlands Mid Cap
Luxembourg Growth	Netherlands Mid Cap Growth
Luxembourg Value	Netherlands Mid Cap Value
Luxembourg Large Cap	Netherlands Small Cap
Luxembourg Large Cap Growth	Netherlands Small Cap Growth
Luxembourg Large Cap Value	Netherlands Small Cap Value
Luxembourg Mid Cap	New Zealand
Luxembourg Mid Cap Growth	New Zealand Growth
Luxembourg Mid Cap Value	New Zealand Value
Luxembourg Small Cap	New Zealand Large Cap
Luxembourg Small Cap Growth	New Zealand Large Cap Growth
Luxembourg Small Cap Value	New Zealand Large Cap Value
Malaysia	New Zealand Mid Cap
Malaysia Growth	New Zealand Mid Cap Growth
Malaysia Value	New Zealand Mid Cap Value
Malaysia Large Cap	New Zealand Small Cap

New Zealand Small Cap Growth	Portugal Large Cap Growth
New Zealand Small Cap Value	Portugal Large Cap Value
Norway	Portugal Mid Cap
Norway Growth	Portugal Mid Cap Growth
Norway Value	Portugal Mid Cap Value
Norway Large Cap	Portugal Small Cap
Norway Large Cap Growth	Portugal Small Cap Growth
Norway Large Cap Value	Portugal Small Cap Value
Norway Mid Cap	Russia
Norway Mid Cap Growth	Russia Growth
Norway Mid Cap Value	Russia Value
Norway Small Cap	Russia Large Cap
Norway Small Cap Growth	Russia Large Cap Growth
Norway Small Cap Value	Russia Large Cap Value
Peru	Russia Mid Cap
Peru Growth	Russia Mid Cap Growth
Peru Value	Russia Mid Cap Value
Peru Large Cap	Russia Small Cap
Peru Large Cap Growth	Russia Small Cap Growth
Peru Large Cap Value	Russia Small Cap Value
Peru Mid Cap	Singapore
Peru Mid Cap Growth	Singapore Growth
Peru Mid Cap Value	Singapore Value
Peru Small Cap	Singapore Large Cap
Peru Small Cap Growth	Singapore Large Cap Growth
Peru Small Cap Value	Singapore Large Cap Value
Philippines	Singapore Mid Cap
Philippines Growth	Singapore Mid Cap Growth
Philippines Value	Singapore Mid Cap Value
Philippines Large Cap	Singapore Small Cap
Philippines Large Cap Growth	Singapore Small Cap Growth
Philippines Large Cap Value	Singapore Small Cap Value
Philippines Mid Cap	South Africa
Philippines Mid Cap Growth	South Africa Growth
Philippines Mid Cap Value	South Africa Value
Philippines Small Cap	South Africa Large Cap
Philippines Small Cap Growth	South Africa Large Cap Growth
Philippines Small Cap Value	South Africa Large Cap Value
Poland	South Africa Mid Cap
Poland Growth	South Africa Mid Cap Growth
Poland Value	South Africa Mid Cap Value
Poland Large Cap	South Africa Small Cap
Poland Large Cap Growth	South Africa Small Cap Growth
Poland Large Cap Value	South Africa Small Cap Value
Poland Mid Cap	Spain
Poland Mid Cap Growth	Spain Growth
Poland Mid Cap Value	Spain Value
Poland Small Cap	Spain Large Cap
Poland Small Cap Growth	Spain Large Cap Growth
Poland Small Cap Value	Spain Large Cap Value
Portugal	Spain Mid Cap
Portugal Growth	Spain Mid Cap Growth
Portugal Value	Spain Mid Cap Value
Portugal Large Cap	Spain Small Cap

Spain Small Cap Growth	Turkey Large Cap Growth
Spain Small Cap Value	Turkey Large Cap Value
Sweden	Turkey Mid Cap
Sweden Growth	Turkey Mid Cap Growth
Sweden Value	Turkey Mid Cap Value
Sweden Large Cap	Turkey Small Cap
Sweden Large Cap Growth	Turkey Small Cap Growth
Sweden Large Cap Value	Turkey Small Cap Value
Sweden Mid Cap	United Arab Emirates
Sweden Mid Cap Growth	United Arab Emirates Growth
Sweden Mid Cap Value	United Arab Emirates Value
Sweden Small Cap	United Arab Emirates Large Cap
Sweden Small Cap Growth	United Arab Emirates Large Cap Growth
Sweden Small Cap Value	United Arab Emirates Large Cap Value
Switzerland	United Arab Emirates Mid Cap
Switzerland Growth	United Arab Emirates Mid Cap Growth
Switzerland Value	United Arab Emirates Mid Cap Value
Switzerland Large Cap	United Arab Emirates Small Cap
Switzerland Large Cap Growth	United Arab Emirates Small Cap Growth
Switzerland Large Cap Value	United Arab Emirates Small Cap Value
Switzerland Mid Cap	United Kingdom
Switzerland Mid Cap Growth	United Kingdom Growth
Switzerland Mid Cap Value	United Kingdom Value
Switzerland Small Cap	United Kingdom Large Cap
Switzerland Small Cap Growth	United Kingdom Large Cap Growth
Switzerland Small Cap Value	United Kingdom Large Cap Value
Taiwan	United Kingdom Mid Cap
Taiwan Growth	United Kingdom Mid Cap Growth
Taiwan Value	United Kingdom Mid Cap Value
Taiwan Large Cap	United Kingdom Small Cap
Taiwan Large Cap Growth	United Kingdom Small Cap Growth
Taiwan Large Cap Value	United Kingdom Small Cap Value
Taiwan Mid Cap	United States
Taiwan Mid Cap Growth	United States Growth
Taiwan Mid Cap Value	United States Value
Taiwan Small Cap	United States Large Cap
Taiwan Small Cap Growth	United States Large Cap Growth
Taiwan Small Cap Value	United States Large Cap Value
Thailand	United States Mid Cap
Thailand Growth	United States Mid Cap Growth
Thailand Value	United States Mid Cap Value
Thailand Large Cap	United States Small Cap
Thailand Large Cap Growth	United States Small Cap Growth
Thailand Large Cap Value	United States Small Cap Value
Thailand Mid Cap
Thailand Mid Cap Growth
Thailand Mid Cap Value
Thailand Small Cap
Thailand Small Cap Growth
Thailand Small Cap Value
Turkey
Turkey Growth
Turkey Value
Turkey Large Cap

APPENDIX B

Eligible share classes by country

Country	Eligible share classes	Remarks
Australia	Common shares Preferred shares	Preferred shares are usually non-voting.
Austria	Common shares Preferred shares Participation certificates
Bahrain	Common shares
Belgium	Common shares Preferred shares
Botswana	Common shares
Brazil	Common shares Preferred shares	Preferred shares are usually non-voting and traded heavily at the stock exchange.
Bulgaria	Common shares
Canada	Common shares Units of Income Trusts	Units of Income Trusts are REIT-like securities.
Chile	Common shares Preferred shares	Preferred shares have restricted voting rights.
China	B shares H shares N shares	B, H, N shares are the only share classes available for foreign investors. H shares are traded in Hong Kong. N shares are traded in the U.S.
Colombia	Common shares Preferred shares	Preferred shares are usually non-voting.
Croatia	Common shares Preferred shares	Preferred shares are usually non-voting.
Cyprus	Common shares
Czech Republic	Common shares
Denmark	A shares B shares	B shares have lower voting rights.
Egypt	Common shares
Estonia	Common shares
Finland	A shares B shares K shares	A shares and B shares have lower voting rights than K shares.
France	Common shares Preferred shares Investment certificates Voting certificates	Preferred shares, investment certificates and voting certificates are non-voting.
Germany	Common shares Preferred shares	Preferred shares are usually non-voting.
Ghana	Common shares
Greece	Common shares Preferred shares	Preferred shares are usually non-voting.
Hong Kong	A shares B shares	B shares have lower voting rights.
Hungary	Common shares

Country	Eligible share classes	Remarks
Iceland	Common shares
India	Common shares
Indonesia	Common shares
Ireland	Common shares
Israel	Common shares Preferred shares
Italy	Common shares Preferred shares Savings shares	Preferred shares and savings shares are non-voting.
Japan	Common shares
Jordan	Common shares
Kazakhstan	Common shares Preferred shares
Kuwait	Common shares
Latvia	Common shares
Lithuania	Common shares
Luxembourg	Common shares
Malaysia	Common shares	Common shares are classified as local/foreign shares.
Mauritius	Common shares Preferred shares	Preferred shares are usually non-voting.
Mexico	Common shares Participation certificate	Participation certificates are usually non-voting.
Morocco	Common shares
Netherlands	Common shares Preferred shares
New Zealand	Common shares Preferred shares	Preferred shares are usually non-voting.
Norway	A shares B shares Equity Certificates	B shares are non-voting.
Oman	Common shares
Pakistan	Common shares
Peru	Common shares Preferred shares Investment shares
Philippines	Common shares	Common shares are classified as A (local) and B (foreign) shares
Poland	Common shares
Portugal	Common shares
Qatar	Common shares
Romania	Common shares
Russia	Common shares Preferred shares	Preferred shares are usually non-voting and are guaranteed dividends no less than common shares.
Singapore	Common shares	Subject to Foreign Board Action.
Slovak Republic	Common shares
Slovenia	Common shares Preferred shares	Preferred shares are usually non-voting.

Country	Eligible share classes	Remarks
South Africa	Common shares Preferred shares	Preferred shares are usually non-voting.
South Korea	Common shares Preferred shares	Preferred shares are usually non-voting.
Spain	Common shares Preferred shares	Preferred shares are usually non-voting.
Sweden	A shares B shares C shares	B shares and C shares have lower voting rights. C shares are not entitled for dividends.
Switzerland	Registered shares Bearer shares Participation certificates Dividend-right certificates	Bearer shares have lower voting rights. Participation certificates and dividend-right certificates are non-voting.
Taiwan	Common shares Preferred shares	Preferred shares have limited or no voting rights.
Thailand	Common shares Preferred shares	Common shares are classified as local/foreign shares and are subject to Foreign Board Action. Preferred shares are usually non-voting.
Tunisia	Common stock
Turkey	Common shares
United Arab Emirates	Common shares
United Kingdom	Common shares
United States	Common shares
Zambia	Common shares

* All share types are subject to certain liquidity-screening processes for index inclusion.

* Preferred securities are those where there is no fixed cumulative dividend.

APPENDIX C

Eligible stock exchanges and bourse codes

Country	Eligible stock exchange	Bourse code
Australia	Australia Stock Exchange	111
Austria	Vienna Stock Exchange	50
	XETRA	44
Bahrain	Bahrain Stock Exchange	125
Belgium	NYSE Euronext	399
Botswana	Gaberone Stock Exchange	329
Brazil	Sao Paulo Stock Exchange	83
Bulgaria	Bulgaria Stock Exchange	308
Canada	Toronto Stock Exchange	61
	TSX Venture Exchange	63
Chile	Santiago Stock Exchange	84
China	Shanghai Stock Exchange	215
	Shenzhen Stock Exchange	214
Colombia	Bolsa de Bogota Stock Exchange	85
Croatia	Zagreb Stock Exchange	313
	Zagreb OTC	541
Cyprus	Nicosia Stock Exchange	299
Czech Republic	Prague Stock Exchange	320
Denmark	Copenhagen Stock Exchange	12
Egypt	Cairo Stock Exchange	374
Estonia	Tallinn Stock Exchange	303
Finland	OMX Helsinki Stock Exchange	40
France	NYSE Euronext	399
Germany	Deutsche Borse	13
	XETRA	44
Ghana	Ghana Stock Exchange	330
Greece	Athens Stock Exchange	34
Hong Kong	Stock Exchange of Hong Kong	104
Hungary	Budapest Stock Exchange	213
Iceland	Iceland Stock Exchange	370
India	Mumbai Stock Exchange	114
	National Stock Exchange	326
Indonesia	Indonesia Stock Exchange	146
Ireland	Irish Stock Exchange	145
Israel	Tel Aviv Stock Exchange	105
Italy	Mercato Continuo Italiano	46

Country	Eligible stock exchange	Bourse code
Japan	Tokyo Stock Exchange	106
	Osaka Stock Exchange	107
	JASDAQ	112
	Nagoya Stock Exchange	122
	Nippon New Market Hercules	373
	Fukuoka Stock Exchange	118
Jordan	Amman Stock Exchange	161
Kuwait	Kuwait Stock Exchange	340
Lithuania	Vilnius Stock Exchange	307
Latvia	Riga Stock Exchange	306
Luxembourg	Luxembourg Stock Exchange	47
Malaysia	Bursa Malaysia Stock Exchange	143
Mauritius	Stock Exchange of Mauritius	368
Mexico	Bolsa Mexicana de Valores	80
Morocco	Casablanca Stock Exchange	102
Netherlands	NYSE Euronext	399
New Zealand	New Zealand Stock Exchange	116
Norway	Oslo Stock Exchange	48
Oman	Muscat Security Market	363
Pakistan	Karachi Stock Exchange	216
Peru	Lima Stock Exchange	89
Philippines	Manila Stock Exchange	108
Poland	Warsaw Stock Exchange	243
Portugal	NYSE Euronext	399
Qatar	Doha Stock Exchange	547
Romania	Bucharest Stock Exchange	304
Russia	Russia Trading System	565
	Moscow Intercurrency Exchange	549
Singapore	Singapore Stock Exchange	120
Slovenia	Ljubljana Stock Exchange	294
Slovak Republic	Bratislava Stock Exchange	187
South Africa	Johannesburg Stock Exchange	100
South Korea	South Korea Stock Exchange, KOSDAQ	358
	South Korea Stock Exchange (KRX)	123
Spain	Mercado Continuo Espana	54
	Madrid Stock Exchange	55
	Barcelona Stock Exchange	56
Sweden	OM Stockholm Stock Exchange	53
Switzerland	Swiss Stock Exchange	4
	SWX Europe Ltd. (VIRT-X)	380
	Switzerland Stock Exchange (USD)	349
Taiwan	Taiwan Stock Exchange	103
	GreTai Securities Market	372
Thailand	Stock Exchange of Thailand	117
Tunisia	Bourse de Tunis (Tunisia Stock Exchange)	328
Turkey	Istanbul Stock Exchange	109

Country	Eligible stock exchange	Bourse code
Ukraine	PFTS Stock Exchange	309
United Arab Emirates	Dubai Financial Market	824
	Abu Dhabi Securities Market	548
	Dubai Intl. Financial Exchange (DIFX	824
United Kingdom	London Stock Exchange	36
	London Stock Exchange – SETS	361
	London Stock Exchange – Seats	272
	London Stock Exchange – IOB	507
United States	New York Stock Exchange	65
	NYSE ARCA	69
	NASDAQ	67
	American Stock Exchange	66
	Pacific Exchange	95
	NYSE Alternext U.S.	66
Zambia	Lusaka Stock Exchange	333

APPENDIX D

Calculation of free floats

Investable shares are assumed to be shares that are publicly traded and open to foreign investment. We derive investable shares by use of the following formulas:

Formula 1

Free Float-Adjusted Market Capitalization (FFAMC) = Closing Price of Shares x Number of Investable Shares

Formula 2

Number of Investable Shares = Number of Total Shares Outstanding – Number of Uninvestable Shares

Formula 3

Free Float Ratio (FFR) = (Number of Investable Shares/Number of Total Shares Outstanding) x 100%

Formula 4

Number of Non-investable Shares = Number of Unavailable Shares + Number of Additional Shares Restricted by FOL

Combining Formulas 1 through 4, the foreign ownership limit adjustment is applied on top of the unavailable shares adjustment described above.

Formula 5

Free Float-Adjusted Market Capitalization = FFII x Share Closing Price x (Number of Total Shares Outstanding – Number of Unavailable Shares – Number of Additional Shares Restricted by FOL)

Where the Free Float Inclusion Indicator (FFII) is an indicator function based on the following condition: Free Float Percentage > 1% for large capitalization companies and free float percentage > 5% for small capitalization companies.

Example of free float calculation with depositary receipts

In this section, an example of free float calculation is provided, where restricted stocks are used to sponsor depositary receipts.

For free float calculation, Russell uses the market price of depositary receipts. Thus, Formula 5 can be further modified as the following:

Formula 6

Free Float-Adjusted Market Capitalization = FFII x Share Price x (Number of Total Shares Outstanding – Number of Unavailable Shares – Number of Additional Shares Restricted by FOL) + Depositary Receipts Market Price x Number of Investable Depositary Receipt Contracts

Where the Free Float Inclusion Indicator (FFII) is an indicator function based on the following condition: Free Float Percentage > 1% for large capitalization companies and Free Float Percentage > 5% for small capitalization companies. If the condition is true, then the FFII will have a value of 1; otherwise, FFII will have a value of 0.

XYZ company example

Company XYZ in country ABC is a typical candidate for index consideration. Its common stocks are traded on the local market and are divided into categories of restricted and unrestricted. Restricted stocks can be purchased only by domestic investors, while unrestricted stocks do not have this constraint. Additionally, some of the restricted stocks are used as collateral to sponsor American Depositary Receipts, which are traded on the NYSE. The free-float calculation is carried out, given the following company information:

Share information of company XYZ

Country	Total shares outstanding	Unavailable shares	Additional shares restricted by FOL	ADRs backed by restricted shares (5 shares per contract)
ABC	100,000,000	5,000,000	50,000,000	300,000

Pricing Information of Company XYZ

Country	Share closing price (USD)	ADR market price (USD)
ABC	$30.00	$155.00

Step 1:

Total Market Capitalization = $30.00 x 100,000,000 = $3,000,000,000 > Russell Global large cap/small cap cut-off

Thus, Free Float Inclusion Indicator (FFII) = 1 as long as the Free Float Ratio is greater than 1%

Step 2:

Formula (6) is simplified as the following:

Free Float-Adjusted Market Capitalization of Company XYZ

= Share Closing Price x (Number of Total Shares Outstanding – Number of Unavailable Shares – Number of Additional Shares Restricted by FOL) + Depositary Receipts Market Price x Number of Investable Depositary Receipt Contracts = $30.00 x (100,000,000 – 5,000,000 – 50,000,000) + $155.00 x 300,000

= $1,350,000,000 + $46,500,000

= $1,396,500,000

Step 3:

Free Float Ratio (FFR) = 1,396,500,000/3,000,000,000 x 100% = 46.55%

APPENDIX E

Assigning a primary exchange to a security

The selection of the primary exchange is used to determine the closing price and underlying currency of a stock. The primary factor of selecting a primary exchange for a stock is the company’s country assignment following rules described in Section 3.

Russell has encountered several variations while researching the subject. In summary, these variations are:

1.	The company is traded in the country to which it is assigned (the domestic exchange).

a.	The company is listed on one domestic exchange.

b.	The company is listed on multiple domestic exchanges.

I.	The most liquid domestic listing passes the liquidity screen.

II.	The most liquid domestic listing does not pass the liquidity screen.

2.	The company is traded in a country other than the one to which it is assigned (a foreign exchange).

a.	The most liquid listing passes the liquidity screen.

b.	The most liquid listing does not pass the liquidity screen.

I.	The company’s shares are traded in depositary receipt form.

II.	The company’s shares are not traded in depositary receipt form.

With limited exceptions, Russell strongly prefers to consider a company’s primary exchange to be the domestic exchange wherein the company’s stock is most liquid.

If the company is listed on a domestic exchange and the listing is liquid (as defined by Russell), then that exchange is considered the primary exchange. For example, the primary exchange for Petrom S.A.. would be the Bucharest Stock Exchange, since it passes the Russell defined liquidity measure and is the most liquid domestic exchange for the company’s stock.

If the most liquid domestic listing for a company does not pass the liquidity screen, Russell then considers dual listings in foreign exchanges. Russell takes the most liquid foreign listing (provided it passes the Russell defined liquidity measure), and the stock exchange wherein the issue trades becomes the primary exchange of that stock. If none of the stock listings pass the Russell defined liquidity measure, depository receipts (DR) of the stock would be considered eligible for liquidity testing. In this case, if the company’s stock in DR form passes the Russell defined liquidity measure, Russell recognizes the DR as being the primary issue of the stock, and thus the stock exchange wherein the DR trades as being the primary exchange of that stock.

APPENDIX F

Gross Domestic Product (GDP) weighted indexes

The Russell Global GDP indexes are alternatives to market capitalization weighted indexes. The Russell Global GDP indexes series includes:

•	Russell Global Large Cap GDP

•	Russell Developed ex-North America Large Cap GDP

•	Russell Developed ex-United States Large Cap GDP

In the calculation of Russell’s GDP weighted indexes, each country is weighted by its corresponding GDP rather than available market capitalization. Each security within the corresponding country continues to be weighted by available market capitalization. To arrive at this result, each security’s weight is adjusted in the Russell GDP indexes using the following formula:

Security_Weight_GDP(t, Cap Seg) = Security_Weight_Country(t, Cap Seg) * Country_Weight_GDP(t,CapSeg)

Where:

Security_Weight_GDP(t, Cap Seg) = Security weight in the GDP-weighted Index at time t, for a particular cap segment index.

Security_Weight_Country(t, Cap Seg) = Security weight in its corresponding Country Index at time t for a particular cap segment index.

Country_Weight_GDP(t, CapSeg) = Country weight by market-cap adjusted country GDPs at time t for a particular cap segment index (AC, LC or SC).

The Russell GDP indexes use Worldbank as the source for country GDP. Changes to GDP are updated annually during the reconstitution process each year. At that time, country GDP weights are reset on the basis of the Woldbank GDP data. Throughout the year, the country weight can fluctuate with market value changes of each country.

APPENDIX G

Benefit Driven Incorporation Countries (BDIs)/ No

Domestic Exchange countries (NDEs)

Russell recognizes that some investable companies may be incorporated in countries that do not have domestic stock exchanges or exchanges which Russell recognizes as valid (formerly referred to as BDI countries.) Russell assigns these companies to the countries in which their primary equity issues are traded. No Domestic Exchange (NDE) equities are subject to all Russell index eligibility criteria. NDE and BDI countries include:

NDE and BDI countries
NDEs
Falkland Islands
Liechtenstein
Monaco
Suriname
BDIs
Anguilla
Antigua and Barbuda
Bahamas
Barbados
Belize
Bermuda
British Virgin Islands
Cayman Islands
Channel Islands
Cook Islands
Faroe Islands
Gibraltar
Isle of Man
Liberia
Marshall Islands
Netherlands Antilles
Turks and Caicos Islands

APPENDIX H

Russell Dividend Achievers Indexes

Russell Dividend Achievers Indexes are objectively constructed and based on transparent rules. The members of the Russell Dividend Achievers Indexes are also members of the Russell Global Index and follow all the same objective rules for membership with an additional requirement of being defined as a dividend achiever.

Eligible Dividend Achievers securities

Russell Dividend Achievers Indexes start by including those companies which are members of the Russell Global Index or one if its subsets. The index is then reduced down to those securities which meet the requirements to be a Dividend Achiever.

Companies are considered Dividend Achievers if they have raised annual regular cash dividend payments for at least each of the last ten consecutive calendar or fiscal years for U.S. companies, and five years for non-U.S. companies. In addition, U.S. and Canadian companies must have a two-month average trading liquidity of $500,000 average daily cash volume during the months of November and December. Dividend Achievers are established in February of each year using the latest available dividend payable date for the previous calendar or fiscal year to calculate the total annual regular dividend payment.

To be included during Russell’s annual reconstitution, these companies are reviewed again on the last trading day in May to ensure they have not reduced their dividend payments since the last annual Dividend Achiever reconstitution date. Liquidity is not re-assessed. For non-North American companies, the change in dividends will be reviewed on a trailing 12 month basis. For North American companies with a payment frequency code, the change in dividends will be based on their forward looking Indicated Annual Dividend (i.e., dividend payment amount * dividend payment frequency).

Index maintenance / Corporate Action-driven changes

The members of the Russell Dividend Achievers Index and its subsets are proactively maintained and reflect daily changes in the global equity market. Russell Dividend Achievers Indexes follow all of Russell’s rules for corporate actions with the following exceptions:

Mergers and acquisitions

In the event of a merger between two companies included in the Russell Dividend Achievers Index, the common shares of the combined surviving company are represented in the Russell Dividend Achievers Indexes. In the event of a merger between a company in the Russell Dividend Achievers Index and a company not in the Russell Dividend Achievers Index, if the company in the Russell Dividend Achievers Index is the surviving company, the surviving company is included in the broad Dividend Achievers Index.

Spin-offs

Spin-offs from Russell Dividend Achievers members are not added to the index at the time of spin-off.

APPENDIX I

Country assignment methodology details

Home Country Indicators:

Country of Incorporation

Country of Headquarters

Country of most liquid exchange as defined by the 2 year average daily dollar trading volume (ADDTV)

Headquarters: Russell defines headquarters as the address of principal executive offices. For those companies reporting in the U.S., Russell uses the SEC filings to determine the location of headquarters. For those companies outside of the U.S. reporting requirements, multiple vendor sources and independent Russell research are used. In the case where multiple headquarters are listed on the SEC filings and a HCI needs to be determined, Russell assigns the HCI for headquarters to the location with the highest average daily trading volume. If the HCI for headquarters can not be determined (IE, no trading in any headquarters location) the two remaining HCIs are used.

Asset/Revenue Data Sources and Requirements Defined: Assets and revenues data are retrieved from the companies annual report: 10-Ks (20-F), or other reliable company information, as of the last trading day in May. Any filings after that date are not used. For the 2010 index reconstitution, Russell used one year of assets and revenues data. Russell considers the reporting of sub-asset categories such as long-lived assets or long-term assets before reviewing revenue. Beginning in 2011, Russell will use an average of two years of assets or revenues data to reduce potential turnover. However, if only one year of data is available (either company starts or stops reporting by location), one year will be used.

Company Reports by:	Requirements to be determined “majority”*
Country:	Total assets/revenues for HCI country is 20 percentage points greater than that of the next largest reported country
Region:	Total assets/revenues for region containing only one HCI country is greater than 20 percentage points of any other reported region.
Combination of Country & Region:	Total assets/revenues for HCI country is greater than 20 percentage points of any reported region.
Combination of single Country or single Region and Rest of the World:	Total assets/revenues for HCI country is at least 40 percent of the world’s total assets/revenues..
No, or Insufficient, Data Available:	Defaults to headquarters, or most liquid exchange if BDI country

*Majority of assets/revenue is determined by the absolute difference between those percentages. For example, 20% difference would be achieved if assets were 44% in one country and 20% in another. 20% difference would NOT be recognized if country one was 30% and country two was 20% higher at 36%.

BDI Countries:

Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

U.S. Territories:

A U.S. HCI is assigned for any companies incorporated or headquartered in a U.S territory. This includes countries such as: Puerto Rico, Guam, and U.S. Virgin islands.

APPENDIX J

Russell Frontier Index

Construction and Methodology

Construction of the Russell Frontier Markets Indexes

Determining Frontier Countries

The first step in the construction of the Russell Frontier Markets Indexes is to identify which countries qualify for frontier membership. Frontier markets are countries with investable equity markets that are considered highly risky, difficult and expensive to trade in. However, as the global economy grows in complexity, investors seek more sophisticated tools for diversifying portfolios. Investment in frontier markets offer investors potential with low correlation to other markets in exchange for higher risk.

Russell defines frontier countries as those that do not meet the established criteria for membership in Russell’s Emerging Markets Indexes. Countries that are not considered emerging markets are eligible for frontier markets membership as long as there are accessible market data available. In an effort to control turnover, countries must meet the higher or lower requirements for two consecutive years before moving between frontier and emerging markets.

A country will be considered as a frontier market if it is classified as such by either economic (country risk) or market criteria (trading risk).

Country Risk

Russell uses economic criteria as a first step in categorizing countries into emerging markets and thus, frontier markets. This provides a measurement of the macro-economy and its level of development. It also provides a measurement of political, sovereign and currency risk. Countries must meet the minimum economic criteria to be considered emerging. All others are considered frontier.

Criteria	Measure	Emerging	Frontier
Relative income	World Bank Income Category	Upper Middle Income	Lower Middle and Low Income
Country risk score	Economist Intelligence Unit	Score between 40 and 55	Score greater than or equal to 55

Sources: World Bank and Economist Intelligence Unit, CIA and IMF.

Trading Risks/Challenges

To designate a country as developed or emerging, Russell also reviews market criteria closely aligned with trading risks. For the distinction between emerging and frontier, the information is more obscure. The below trading risks are reviewed to determine emerging or frontier market status:

Criteria	Emerging	Frontier
Regulatory Infrastructure	Relatively mature	Incomplete
Trading and Custody accounts	Segregated	No Segregation
Effective Foreign Ownership Limits Communication	Yes	No
Trade Confidentiality	Yes	No
Settlement Periods	Shorter than t+3	Longer than t+3
Market Liquidity	Higher than Frontier	Lower than Emerging
Pre-Deposit of shares required	No	Yes

Sources: Custodian data and Factset.

In addition, countries listed on the U.S. Department of Treasury sanctions lists are excluded from inclusion. For 2010, the following countries are included on this list: Belarus, Burma, Cuba, Iran, Iraq, North Korea, Somalia, Sudan, Syria, and Zimbabwe.

Frontier Security Types

Russell’s second step in determining Russell Frontier Index membership is to capture and evaluate all exchange-traded securities in the frontier marketplace and build the eligible stock universe. Equity and equity-like securities are included in the frontier universe. Equity-like securities are those that represent ownership of a company without an obligation for the company to repay invested capital in the form of coupon payments or lump-sum payments throughout the life of the investment. Please refer to Section 2 of this document, “ Defining the total stock universe” for a list of included and excluded security types.

Universe minimum size requirement

Consistent with the Russell Global Index, any security under $1M market capitalization is not included in the eligible universe.

Universe liquidity screen

The third step in determining the membership of the Russell Frontier Index, is to further refine the universe of frontier stocks to ensure investability. To be eligible for membership in the Russell Frontier Index, stocks must meet minimum liquidity requirements. For the Russell Frontier Index, a single liquidity measure of average daily dollar trading volume (ADDTV is used) to determine eligibility in the universe. See Section 2, “Defining the total stock universe”, for the formula of ADDTV.

At reconstitution, the Russell Global Index liquidity is determined by calculating the median of all securities in the global universe and including all securities above median. For the Russell Frontier Index, liquidity is determined by reducing the liquidity threshold established for the Russell Global Index by half. For example, at 2010 reconstitution, the median ADDTV was approximately $80,000 USD for the Russell Global Index. Therefore, the Russell Frontier Index was subject to  1/2 of that value, or $40,000 USD daily, annualized to $10M.

Capturing 98% of the eligible frontier universe

Following completion of the country, security and liquidity screens, all eligible securities within the frontier countries are ranked in descending order by total market capitalization. 98% of the cumulative market capitalization becomes the Russell Frontier Index. Unlike the Russell Global Index, there is no rule for critical mass in the frontier index. Regardless of the number of securities within a country, the country will be eligible. In Frontier markets, it is typical for investors to enter a market to gain access to one stock.

Ineligible Exchanges

For some frontier countries, it is difficult or impossible to receive daily pricing from the exchanges for the calculation of the index. In these circumstances, if a company assigned to this type of country trades on another exchange with available daily pricing, the company remains eligible and performance is calculated on the accessible exchange. If no other exchange is available, the security becomes ineligible. The following countries’ local exchanges are ineligible due to the lack of availability of pricing data: Papua New Guinea, Senegal, Togo, Gabon, Cambodia and Kyrgyzstan.

Float – Adjustments

Just as with all Russell Indexes, securities within the Russell Frontier Index are adjusted for float. See Section 5, “Float-adjusted weighting”, for details. In addition, in the Russell Frontier Index, a float adjusted market capitalization of greater than 10% of the smallest security in the index is required. For example, if the smallest security in the index, by total market cap, is $60M, then each security must have at least $6M in available float.

Country Weights:

Frontier countries vary in size dramatically. This causes some countries to be heavily weighted in the Russell Frontier Index. Frontier managers, however, are unlikely to take a large bet in a single country due to country risks in these markets. Therefore, to align more closely with manager behavior, Russell caps each country’s weight at a maximum weight of 15% of the Russell Frontier Index at each reconstitution.

Global large cap and small cap index construction

At reconstitution, all companies in the Russell Frontier Index are ranked by their total market capitalization in descending order, and the cumulative total market capitalization percentile for each company is calculated.

To determine the Russell Frontier Large Cap and Russell Frontier Small Cap Indexes, all companies that rank below the 90th percentile are classified as small cap, and all companies that rank above the 85th percentile are classified as large cap. Current Russell Frontier Index members that rank within the capitalization band between the 85th and 90th percentiles retain their existing classification. For example, if a member of the existing Russell Frontier Small Cap Index is within the 85th-90th percentile band at reconstitution, it remains classified as small cap. New companies being added to the Russell Frontier Index, however, are classified relative to the midpoint of the range. In other words, new companies ranking above 87.5% are classified as large cap, and new companies ranking below 87.5% are classified as small cap.

Index name	Upper range (percentiles)	Lower range (percentiles)
Russell Frontier Large Cap	NA	85%–90%
Russell Frontier Small Cap	85%–90%	NA

Percentiles are based on descending total market capitalization. Large Cap = Mega Cap + Mid Cap.

Countries / Exchanges

Country assignment for Frontier is consistent with the way companies are assigned to countries are assigned in the Russell Global Index. Therefore, it is possible that stocks can belong to the one country, but trade elsewhere.

For more information about Russell Indexes call us or visit www.russell.com/indexes.

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Copyright © Russell Investments 2010. All rights reserved.

Russell Investments is a Washington, USA Corporation, which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company.

Russell Investments is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Indxis and Russell Investments are the source and joint owners of copyrights related to the Russell Dividend Achievers Indexes.

The Russell/Nomura Total Market Index, a benchmark of the Japanese Stock Market, and related Russell/Nomura Japan Equity Indexes are jointly owned and produced by Nomura Securities Financial Research Center, a division of Nomura Securities Co., Ltd., and Russell Investments.

Indexes are unmanaged and cannot be invested in directly.

This material is proprietary and may not be reproduced, transferred, or distributed in any form without prior written permission from Russell Investments. It is delivered on an “as is” basis without warranty.

Nothing contained in this material is intended to constitute legal, tax, securities, or investment advice, nor an opinion regarding the appropriateness of any investment, nor a solicitation of any type. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional.

First use: February 2008. Revised: September 2010.

CORP-6033